UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Quarterly report

January-June 2014

We work for a better future for people

2Q14

Quarterly report

January-June 2014

BBVA Group Highlights

BBVA Group Highlights

(Consolidated figures)

	30-06-14	Δ%	30-06-13	31-12-13
Balance sheet (million euros)
Total assets	617,131	(0.2)	618,513	599,517
Loans and advances to customers (gross)	354,202	(2.9)	364,815	350,110
Deposits from customers	320,796	2.8	312,162	310,176
Other customer funds	108,841	14.3	95,233	99,213
Total customer funds	429,637	5.5	407,395	409,389
Total equity	46,867	(1.1)	47,398	44,850
Income statement (million euros)
Net interest income	7,038	(3.6)	7,302	14,613
Gross income	10,368	(4.8)	10,889	21,397
Operating income	5,093	(4.2)	5,317	10,196
Income before tax	2,109	14.1	1,848	2,750
Net attributable profit	1,328	(53.9)	2,882	2,228
Data per share and share performance ratios
Share price (euros)	9.31	44.4	6.45	8.95
Market capitalization (million euros)	54,804	48.5	36,893	51,773
Net attributable profit per share (euros)	0.23	(53.9)	0.50	0.39
Book value per share (euros)	7.98	(5.1)	8.40	8.00
P/BV (Price/book value; times)	1.2		0.8	1.1
Significant ratios (%)
ROE (Net attributable profit/average equity)	5.8		13.2	5.0
ROTE (Net attributable profit/average tangible equity)	6.7		16.4	6.0
ROA (Net income/average total assets)	0.52		1.06	0.48
RORWA (Net income/average risk-weighted assets)	0.93		2.02	0.91
Efficiency ratio	50.9		51.2	52.3
Risk premium	1.24		1.47	1.59
NPA ratio	6.4		5.5	6.8
NPA coverage ratio	62		68	60
Capital adequacy ratios (%) (1)
Core capital	11.6		11.3	11.6
Tier I	11.6		11.3	12.2
BIS II Ratio	14.7		13.5	14.9
Other information
Number of shares (millions)	5,887	2.8	5,724	5,786
Number of shareholders	954,325	(6.4)	1,019,346	974,395
Number of employees (2)	109,450	(3.0)	112,786	109,305
Number of branches (2)	7,359	(2.7)	7,562	7,420
Number of ATMs (2)	21,283	5.6	20,153	20,415

Memorandum item: this quarterly information has not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in accordance with Bank of Spain Circular 4/2004 and with its subsequent amendments. As regards the stake in the Garanti Group, the information is presented as in previous periods and consolidated in proportion to the percentage of the Group’s stake. See pages 47 and 48 for the reconciliation of the BBVA Group’s financial statements.

(1)	The capital ratios in 2014 have been calculated under the Basel III phased-in regulations. For previous periods, the calculation was done in accordance with the Basel II regulations in force at the time.
(2)	Excluding Garanti.

Information about the net attributable profit (excluding results from corporate operations) (1)	30-06-14	Δ%	30-06-13	31-12-13
Net attributable profit	1,328	36.4	974	1,405
Net attributable profit per share (euros)	0.23	36.6	0.17	0.25
ROE	5.8		4.5	3.1
ROTE	6.7		5.5	3.8
ROA	0.52		0.44	0.35
RORWA	0.93		0.85	0.66

(1)	In 2013 it includes the results from the pension business in Latin America, including the capital gains from their sale; the capital gains from the sale of BBVA Panama; the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain; the equity-accounted earnings from CNCB (excluding dividends), together with the effect of the mark-to-market valuation of BBVA’s stake in CNCB following the new agreement concluded with the CITIC Group, which included the sale of 5.1% of CNCB.

2	BBVA Group Highlights

Group information

Relevant events

The main aspects that affected the BBVA Group’s earnings in the second quarter of 2014 are summed up below:

1.	Positive performance of exchange rates in the second quarter of 2014, which has mitigated the unfavorable effect accumulated over the two previous quarters.

2.	The trends mentioned in the first quarter of 2014 as regards the performance of the income statement have been confirmed: good performance of the more recurring revenue, cost control and reduction in provisions. The above, combined with the impact of booking the Telefónica and China Citic Bank (CNCB) dividends and the greater provisions for restructuring costs, has led to an increase in net profit from ongoing operations of 7.6% on the figure for January-March of 2014 and of 5.9% year-on-year.

3.	In business activity, lending volumes continued to grow in South America, with increases in the balances in all the countries, as is the case in Mexico and the United States. Worth noting once again in Eurasia is the increase in loans in Garanti, in both local and foreign currencies. In Spain new lending production has recovered steadily across several lines of business, although still at very moderate levels. Customer funds maintain the positive trend seen in previous quarters in all the geographical areas.

4.	As regards liquidity, the current, more positive situation of the wholesale funding markets, BBVA’s continued access to the market and the favorable trend in the weight of retail deposits continue to strengthen the Group’s liquidity position and to improve its funding structure.

5.	From the solvency point of view, the Bank continues to maintain its capital percentages well above the minimum required levels. BBVA closed the first half of 2014 with core capital and Tier I capital of 11.6%, Tier II capital of 3.1% and BIS III capital of 14.7% (all phased-in). The leverage ratio (fully-loaded) is 5.8%, placing BBVA in a leading position within its peer group. These figures make it confident to affront the Comprehensive Assessment. The results are expected to be released in October.

6.	Favorable performance of the main risk indicators, with a 20 basis-point reduction in the Group’s NPA ratio over the last three months to 6.4%, thanks to a new decline in non-performing loans, basically in Spain. Meanwhile, the Group’s coverage ratio has improved to 62% and the accumulated cost of risk for the half-year fell to 1.24%.

7.	Other highlights include:

•	As regards shareholder remuneration, a cash dividend of €0.08 gross per share was paid on July 10. Also, a share capital increase took place in the second quarter to meet the demand from those shareholders who, as part of the flexible remuneration scheme known as the “dividend option”, chose to receive BBVA shares in April.

•	Improvement in BBVA’s rating. Standard & Poors upgraded the long-term rating from BBB- to BBB, maintaining a stable outlook, and also the short-term rating from A-3 to A-2. Meanwhile, Fitch upgraded the long-term rating from BBB+ to A-, also maintaining a stable outlook.

•	Events after the accounting close include the announcement of the acquisition of Catalunya Banc from the Fund for Orderly Bank Restructuring (FROB). At the time of the announcement of this operation, Catalunya Banc has 773 branches, 94% of them in Catalonia. This means BBVA will make major progress in this region and take up a leading position in Spain in lending and customer funds. The operation is expected to be closed in the first quarter of 2015.

Relevant events	3

Earnings

The earnings generated by BBVA in the second quarter of 2014 show a more positive profile than in the first three months of the year. The most relevant aspects of this period are summarized below:

1.	A slightly positive influence of exchange rates over the quarter, after various months in a row of significantly negative impact.

2.	Positive performance of recurring revenue (both net interest income and income from fees and commissions).

3.	Lower contribution from net trading income (NTI).
4.	Accounting of dividends from Telefónica and CNCB.

5.	More negative impact of hyperinflation in Venezuela on the other operating income and expenses item.

6.	Good operating expenses, with different management depending on the geographical area, and adapted to the needs of each franchise.

7.	Decline in impairment losses on financial assets, above all in Spain.

8.	Increase in provisions due to a greater volume of restructuring costs in the quarter.

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2014		2013
	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	3,647	3,391	3,760	3,551	3,679	3,623
Net fees and commissions	1,101	985	1,139	1,114	1,126	1,052
Net trading income	426	751	609	569	630	719
Dividend income	342	29	114	56	176	19
Income by the equity method	16	(14)	53	9	11	(1)
Other operating income and expenses	(215)	(90)	(353)	(113)	(153)	7
Gross income	5,317	5,051	5,321	5,186	5,470	5,419
Operating expenses	(2,662)	(2,613)	(2,852)	(2,777)	(2,814)	(2,758)
Personnel expenses	(1,359)	(1,375)	(1,423)	(1,452)	(1,454)	(1,458)
General and administrative expenses	(1,017)	(959)	(1,134)	(1,042)	(1,080)	(1,025)
Depreciation and amortization	(286)	(279)	(295)	(283)	(279)	(276)
Operating income	2,655	2,438	2,469	2,410	2,656	2,661
Impairment on financial assets (net)	(1,073)	(1,103)	(1,210)	(1,854)	(1,336)	(1,376)
Provisions (net)	(298)	(144)	(196)	(137)	(130)	(167)
Other gains (losses)	(191)	(173)	(382)	(198)	(172)	(287)
Income before tax	1,092	1,017	682	221	1,017	831
Income tax	(292)	(273)	(114)	(13)	(261)	(205)
Net income from ongoing operations	800	744	568	208	756	626
Results from corporate operations	—	—	(1,245)	160	593	1,315
Net income	800	744	(677)	368	1,349	1,941
Non-controlling interests	(95)	(120)	(172)	(172)	(202)	(206)
Net attributable profit	704	624	(849)	195	1,147	1,734
Net attributable profit (excluding results from corporate operations) (2)	704	624	396	35	554	420
Basic earnings per share (euros)	0.12	0.11	(0.14)	0.03	0.20	0.30
Basic earnings per share (excluding results from corporate operations) (euros) (2)	0.12	0.11	0.07	0.01	0.09	0.07

(1)	Pro forma financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	In 2013 it includes the results from the pension business in Latin America, including the capital gains from their sale; the capital gains from the sale of BBVA Panama; the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain; the equity-accounted earnings from CNCB (excluding dividends), together with the effect of the mark-to-market valuation of BBVA’s stake in CNCB following the new agreement concluded with the CITIC Group, which included the sale of 5.1% of CNCB.

4	Group information

Consolidated income statement (1)

(Million euros)

	1H14	Δ%	Δ% at constant exchange rates	1H13
Net interest income	7,038	(3.6)	10.3	7,302
Net fees and commissions	2,086	(4.2)	5.7	2,178
Net trading income	1,176	(12.8)	(3.9)	1,349
Dividend income	371	89.7	92.9	195
Income by the equity method	1	(85.5)	(78.2)	10
Other operating income and expenses	(305)	109.2	n.m.	(146)
Gross income	10,368	(4.8)	6.0	10,889
Operating expenses	(5,275)	(5.3)	3.6	(5,572)
Personnel expenses	(2,734)	(6.1)	2.0	(2,912)
General and administrative expenses	(1,976)	(6.1)	4.3	(2,105)
Depreciation and amortization	(565)	1.7	9.4	(555)
Operating income	5,093	(4.2)	8.7	5,317
Impairment on financial assets (net)	(2,177)	(19.7)	(15.2)	(2,712)
Provisions (net)	(443)	48.9	67.6	(297)
Other gains (losses)	(365)	(20.6)	(19.9)	(460)
Income before tax	2,109	14.1	50.5	1,848
Income tax	(566)	21.1	60.3	(466)
Net income from ongoing operations	1,544	11.7	47.2	1,382
Results from corporate operations	—	—	—	1,908
Net income	1,544	(53.1)	(47.5)	3,290
Non-controlling interests	(215)	(47.3)	(34.3)	(408)
Net attributable profit	1,328	(53.9)	(49.2)	2,882
Net attributable profit (excluding results from corporate operations) (2)	1,328	36.4	84.2	974
Basic earnings per share (euros)	0.23			0.50
Basic earnings per share (excluding results from corporate operations) (euros) (2)	0.23			0.17

(1)	Pro forma financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	In 2013 it includes the results from the pension business in Latin America, including the capital gains from their sale; the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain; the equity-accounted earnings from CNCB (excluding dividends), together with the effect of the mark-to-market valuation of BBVA’s stake in CNCB following the new agreement concluded with the CITIC Group, which included the sale of 5.1% of CNCB.

9.	Overall, the net attributable income of ongoing operations in the quarter amounted to €800m, €56m more than in the previous quarter and €44m more than the figure in the same quarter in 2013.

Gross income

BBVA generated €266m more gross income over the quarter than in the first quarter of 2014. This positive trend in the Group’s revenue is supported by:

•	Increased net interest income, mainly focused on the South American countries and Garanti, in both cases due to growth in activity and management of customer spreads; in the case of South America, the increased adjustment for hyperinflation in Venezuela has also had an impact. In Spain, good price management has improved customer spreads over recent months, and offset the effect of lower loan volumes. In the United States and Mexico, stronger activity continues to drive earnings, offsetting the impact of the current environment of all-time low interest rates. In the cumulative total for the first half of the year, net interest income amounted to €7,038m, a year-on-year fall of 3.6%, or a rise of 10.3% excluding the negative impact of exchange rates over the last 12 months. When assessing these rates, it should be recalled that the figures for the first half of 2013 in Spain reflect the “floor clauses” in place in residential mortgage loans (they were eliminated on May 9, 2013).

Earnings	5

•	A good level of income from fees and commissions in the quarter in all geographical areas, above the amount registered in the previous quarter. This puts the cumulative figure for the half-year at €2,086m (down 4.2% year-on-year, or up 5.7% excluding the exchange-rate effect). This trend is positively influenced by the increase in fees from asset management and wholesale banking operations, as well as the quarterly upturn in this item in Garanti and the United States, and the strength of activity in the rest of the emerging geographical areas.
•	NTI was more moderate than in the previous quarter. This fall is basically due to reduced generation of capital gains from the sale of ALCO portfolios in the last three months, and also because the contribution of the Global Markets unit has been lower than in the previous quarter. In the first half of the year, NTI amounted to €1,176m, 12.8% down on the same period in 2013 (down 3.9% at constant exchange rates).

Breakdown of yields and costs

	2Q14		1Q14		4Q13		3Q13		2Q13
	% of	% yield/	% of	% yield/	% of	% yield/	% of	% yield/	% of	% yield/
	ATA	Cost	ATA	Cost	ATA	Cost	ATA	Cost	ATA	Cost
Cash and balances with central banks	4.7	0.84	4.7	0.73	4.9	0.85	4.2	0.89	4.2	0.99
Financial assets and derivatives	28.7	2.68	27.5	2.89	26.7	2.99	27.0	2.74	27.4	2.78
Loans and advances to credit institutions	4.1	1.24	3.9	1.53	4.5	1.98	4.5	1.28	4.4	1.57
Loans and advances to customers	54.9	5.54	56.2	5.34	56.2	5.63	56.5	5.50	56.2	5.58
Euros	31.1	2.63	32.4	2.68	32.6	2.62	33.3	2.65	33.4	2.97
Foreign currencies	23.8	9.33	23.8	8.95	23.6	9.80	23.3	9.58	22.8	9.43
Other assets	7.6	0.20	7.7	0.37	7.8	0.29	7.8	0.27	7.8	0.25
Total assets	100.0	3.91	100.0	3.92	100.0	4.11	100.0	3.97	100.0	4.03
Deposits from central banks and credit institutions	13.9	1.89	14.2	1.80	14.5	1.82	14.3	1.90	14.1	2.00
Deposits from customers	51.4	1.57	51.2	1.60	50.7	1.65	49.5	1.64	48.1	1.70
Euros	26.7	1.14	26.8	1.28	26.3	1.20	25.9	1.21	24.6	1.35
Foreign currencies	24.7	2.03	24.4	1.95	25.2	1.75	23.6	2.11	23.5	2.06
Debt certificates and subordinated liabilities	13.7	2.36	13.9	2.40	14.0	2.63	15.4	2.83	16.2	2.77
Other liabilities	13.5	1.00	13.1	1.33	13.1	1.28	13.0	1.04	14.0	0.88
Equity	7.5	—	7.5	—	7.6	—	7.8	—	7.6	—
Total liabilities and equity	100.0	1.53	100.0	1.59	100.0	1.64	100.0	1.66	100.0	1.67
Net interest income/average total assets (ATA)		2.39		2.33		2.47		2.31		2.36

6	Group information

•	Accounting of dividends from Telefónica and CNCB between April and June. It should be recalled that Telefónica suspended its dividend in 2013 until November, which has led to a significant year-on-year increase in this line as an accumulated total through June 2014.

•	Income by the equity method is mainly from the Group’s stake in the Chinese company Citic International Financial Holdings (CIFH).

•	Finally, the other operating income and expenses heading includes items such as the adjustment for hyperinflation in Venezuela, which in the first half of 2014 was more negative than in the same period in 2013 at constant exchange rates.

Operating income

Operating expenses continue to be held in check. In the cumulative figure through June they have slowed their year-on-year rate of growth to 3.6% at constant exchange rates (a negative 5.3% in current exchange rates), below the level of growth of the Group’s gross income. Management continues to be adapted to the needs of each geographical area. It is reflected in a policy of cost rationalization in developed countries and implementation of transformation and expansion plans in emerging regions, mainly Mexico and the Andean region of South America. Costs in Garanti have remained stable, once the expansion plans implemented in 2013 were completed.

With respect to the number of branches and ATMs there has been an increase in the number of ATMs in practically all the geographical areas and a reduction in the number of branches, above all in Spain, which does not offset the increased number of branches in South America. With respect to the workforce, BBVA has increased the number of employees by 371 over the quarter, with reductions in Spain and the United States but increases in Mexico and South America. In year-on-year terms, it is important to note the exit from the Group’s scope of BBVA Panama and the pension business in Latin America in 2013. The Group’s policy on investment is still focused on the three core areas mentioned in the first quarter of 2014:

Breakdown of operating expenses and efficiency calculation

(Million euros)

	1H14	Δ%	1H13	2013
Personnel expenses	2,734	(6.1)	2,912	5,788
Wages and salaries	2,066	(6.2)	2,203	4,392
Employee welfare expenses	431	(5.0)	454	866
Training expenses and other	236	(7.1)	254	530
General and administrative expenses	1,976	(6.1)	2,105	4,280
Premises	459	(2.5)	471	966
IT	386	(4.7)	405	801
Communications	142	(8.1)	154	313
Advertising and publicity	174	(14.7)	204	391
Corporate expenses	46	(10.6)	52	106
Other expenses	571	(5.2)	602	1,268
Levies and taxes	199	(8.7)	218	437
Administration expenses	4,710	(6.1)	5,017	10,068
Depreciation and amortization	565	1.7	555	1,133
Operating expenses	5,275	(5.3)	5,572	11,201
Gross income	10,368	(4.8)	10,889	21,397
Efficiency ratio (Operating expenses/gross income, in %)	50.9		51.2	52.3

Earnings	7

•	Implementation of a segmented and specialized management with the aim of improving customer insight.

•	Extension and modernization of the distribution network and a boost to digital channels.

•	Transformation of procedures to make them more speedy, secure and reliable through digitalization and automation.

As a result of the favorable figures for income and expenses, the Group’s operating income improved over the quarter to €5,093m in the first six months of the year, a year-on-year fall of 4.2%, but a growth of 8.7% at constant exchange rates. The efficiency ratio has for the first six months of the year also improved to very similar levels as in the same period of 2013 (50.9% compared with 51.2% in the first half of 2013).

Provisions and others

Impairment losses on financial assets have fallen in the second quarter, with a cumulative year-on-year decline over the first six months of 19.7% (or 15.2% at constant exchange rates). Among the reasons for this performance are the reduction in non-performing balances in the period, due to lower additions to NPA and an increased volume of recoveries, basically in Spain. As a result, the Group’s cumulative cost of risk in the first six months of 2014 was 1.24%, slightly under the figure for the first quarter of 2014.

Provisions include restructuring costs, provisions for contingent liabilities, and contributions to pension funds. The heading is more negative this quarter due to the larger volume of restructuring charges in Spain, in line with the digitalization and transformation process being implemented by the Group.

8	Group information

Other gains (losses), which basically includes provisions for real-estate and foreclosed or acquired assets in Spain, was very stable over the quarter and significantly more contained than in the same period in 2013. Overall in the first six months of the year, this heading fell year-on-year by 20.6% (down 19.9% at constant exchange rates).

As a result of the above, net income from ongoing operations in the first six months of the year increased year-on-year by 11.7% (up 47.2% at constant exchange rates).

Finally, no transaction has been recorded this quarter under the heading of results from corporate operations. It should be noted that in the first half of 2013 this heading included the following items: the reinsurance operation of the individual life-risk portfolio in Spain; the earnings of the Group’s pension business in Latin America (including the capital gains from the sale of the Afore pension manager in Mexico and the pension fund administrators in Colombia and Peru); and finally, the equity-accounted income (excluding dividends) of CNCB.

Net attributable profit

As a result, BBVA has concluded the first half of the year with a net attributable profit of €1,328m, 53.9% down on the same period in 2013 (down 49.2% at constant exchange rates), due to corporate operations booked in the first six months of 2013. Excluding these operations, the Group’s profit is 36.4% higher than the figure for the same period in 2013 (up 84.2% at constant exchange rates).

By business areas, banking activity in Spain has contributed €608m, real-estate activity in Spain generated a loss of €446m, the United States contributed €196m, Eurasia €362m, Mexico €900m and South America €483m.

Earnings	9

Balance sheet and business activity

In general terms, in the second quarter of 2014 there were no significant changes in the trends outlined in previous quarterly reports. Therefore, the most important aspects are still:

•	The year-on-year devaluation against the euro of the main currencies with an impact on the Group’s financial statements, resulting in a negative impact on the balance sheet and business activity. However, this effect was already losing force at the close of 30-Jun-2014 due to exchange-rate movements in the second quarter of the year. All the currencies have gained, except for the Argentinean peso, which has depreciated slightly (down 0.6%).
•	Stability in loans and advances to customers (gross), which continue at similar levels to the close of the first quarter of 2014 (with a rate of change of 1.3% and 0.6% respectively, excluding exchange-rate effects). Lending in emerging geographical areas (South America, Mexico and Turkey) and in the United States continues to grow, while the balance is flat in Eurasia due to the fall in the activity of the wholesale businesses in the area. In Spain, the pace of new lending production is improving, although it is not yet offsetting the decline in overall loans resulting from the deleveraging process still underway.

Consolidated balance sheet (1)

(Million euros)

	30-06-14	Δ%	30-06-13	31-03-14	31-12-13
Cash and balances with central banks	27,210	9.2	24,926	27,546	37,064
Financial assets held for trading	79,589	9.3	72,833	76,433	72,301
Other financial assets designated at fair value	2,990	1.8	2,937	3,385	2,734
Available-for-sale financial assets	92,316	22.3	75,492	88,236	80,848
Loans and receivables	372,180	(2.6)	382,208	360,938	363,575
Loans and advances to credit institutions	27,874	1.7	27,401	21,441	24,203
Loans and advances to customers	339,063	(3.1)	350,071	334,698	334,744
Debt securities	5,243	10.7	4,736	4,799	4,628
Held-to-maturity investments	—	—	9,755	—	—
Investments in entities accounted for using the equity method	1,339	(80.8)	6,962	1,319	1,497
Tangible assets	7,466	(2.8)	7,678	7,474	7,723
Intangible assets	8,219	(4.6)	8,612	8,139	8,165
Other assets	25,822	(4.8)	27,111	25,666	25,611
Total assets	617,131	(0.2)	618,513	599,135	599,517
Financial liabilities held for trading	51,869	3.2	50,280	48,976	45,782
Other financial liabilities at fair value	3,395	18.5	2,865	3,040	2,772
Financial liabilities at amortized cost	486,889	(0.6)	490,018	476,656	480,307
Deposits from central banks and credit institutions	81,772	2.1	80,053	84,461	87,746
Deposits from customers	320,796	2.8	312,162	309,817	310,176
Debt certificates	62,645	(22.3)	80,604	62,892	65,497
Subordinated liabilities	13,821	35.5	10,197	12,123	10,579
Other financial liabilities	7,854	12.2	7,003	7,363	6,309
Liabilities under insurance contracts	10,266	2.3	10,038	10,102	9,844
Other liabilities	17,846	(0.4)	17,913	16,306	15,962
Total liabilities	570,264	(0.1)	571,114	555,079	554,667
Non-controlling interests	2,048	(7.1)	2,205	1,863	2,371
Valuation adjustments	(2,146)	(26.3)	(2,912)	(3,636)	(3,831)
Shareholders’ funds	46,965	(2.4)	48,106	45,830	46,310
Total equity	46,867	(1.1)	47,398	44,056	44,850
Total equity and liabilities	617,131	(0.2)	618,513	599,135	599,517
Memorandum item:
Contingent liabilities	35,098	(5.4)	37,098	34,878	36,437

(1)	Pro forma financial statements with the assets and liabilities of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.

10	Group information

•	Another decline in non-performing loans over the quarter: down 1.9% on the figure for the close of March 2014. Over the last 12 months they have risen by 12.6%, largely as a result of the classification of refinanced loans in Spain carried out in September last year.

•	Positive trend in customer deposits. Worth noting is the improvement in current and savings accounts over the last quarter, in both the domestic and non-domestic sector, with rates of growth of 7.8% and 3.1% respectively.

Loans and advances to customers

(Million euros)

	30-06-14	Δ%	30-06-13	31-03-14	31-12-13
Domestic sector	167,789	(10.0)	186,469	168,461	167,670
Public sector	23,637	(9.3)	26,057	23,962	22,128
Other domestic sectors	144,152	(10.1)	160,412	144,499	145,542
Secured loans	90,270	(8.9)	99,123	91,858	93,446
Other loans	53,881	(12.1)	61,289	52,641	52,095
Non-domestic sector	161,858	3.4	156,536	156,233	156,615
Secured loans	66,158	4.6	63,229	63,391	62,401
Other loans	95,701	2.6	93,307	92,842	94,214
Non-performing loans	24,554	12.6	21,810	25,033	25,826
Domestic sector	19,769	18.8	16,645	20,356	20,985
Non-domestic sector	4,785	(7.4)	5,165	4,677	4,841
Loans and advances to customers (gross)	354,202	(2.9)	364,815	349,726	350,110
Loan-loss provisions	(15,139)	2.7	(14,744)	(15,028)	(15,366)
Loans and advances to customers	339,063	(3.1)	350,071	334,698	334,744

•	The good performance of off-balance-sheet funds, mainly due to the positive figures from mutual and pension funds, and customer’s portfolios over recent quarters in Spain.

Customer funds

(Million euros)

	30-06-14	Δ%	30-06-13	31-03-14	31-12-13
Deposits from customers	320,796	2.8	312,162	309,817	310,176
Domestic sector	154,244	(1.6)	156,780	150,415	151,070
Public sector	16,176	(28.5)	22,609	18,160	14,435
Other domestic sectors	138,069	2.9	134,171	132,255	136,635
Current and savings accounts	57,278	13.9	50,296	53,150	53,558
Time deposits	66,744	(1.9)	68,006	68,676	69,977
Assets sold under repurchase agreement and other	14,047	(11.5)	15,869	10,428	13,100
Non-domestic sector	166,552	7.2	155,382	159,402	159,106
Current and savings accounts	101,493	2.8	98,688	98,402	101,515
Time deposits	54,504	9.5	49,794	51,473	49,266
Assets sold under repurchase agreement and other	10,555	53.0	6,899	9,527	8,325
Other customer funds	108,841	14.3	95,233	102,128	99,213
Spain	65,799	22.4	53,762	62,263	59,490
Mutual funds	25,752	31.0	19,651	23,783	22,298
Pension funds	21,364	10.9	19,272	20,994	20,428
Customer portfolios	18,683	25.9	14,839	17,486	16,763
Rest of the world	43,042	3.8	41,471	39,865	39,723
Mutual funds and investment companies	23,046	3.0	22,372	21,759	21,180
Pension funds	4,580	15.7	3,957	4,331	4,234
Customer portfolios	15,416	1.8	15,142	13,775	14,309
Total customer funds	429,637	5.5	407,395	411,945	409,389

Balance sheet and business activity	11

Capital base

The most significant aspects in relation to the capital base in the second quarter of 2014 are as follows:

•	Stability in core capital under the Basel III phased-in regulations. In June 2014 it closed with a slight increase of €278m.

•	Slight increase of 0.4% in risk-weighted assets (RWA) in the quarter, due to strong lending in emerging geographical areas and in the United States; and, to a lesser extent, the positive impact of exchange rates.

•	The phased-in core capital ratio closed at 11.6% (10.0% fully-loaded), compared with 11.5% three months ago (9.9% fully-loaded). As for the rest of the BBVA Group’s capital ratios, Tier I ended the first half of the year at 11.6% and Tier II at 3.1%, the latter with a quarter-on-quarter increase of 36 basis points thanks to the €1,500m subordinated debt issue completed in April, as mentioned in the report for the first quarter of 2014. Lastly, the BIS III ratio of the BBVA Group as of June 30, 2014 closed at 14.7%. The leverage ratio (fully-loaded) is 5.8%, placing BBVA in a leading position within its peer group. To sum up, the Bank continues to maintain its capital levels well above the minimum regulatory requirements and they compare favorably with those of most of its European competitors. These figures make it confident to affront the results of the Comprehensive Assessment. The results are expected to be released in October.

Ratings

On May 29, 2014, Fitch announced the upgrading of BBVA’s rating by one notch to A-, maintaining a stable outlook. This decision was due to the upgrading of Spain’s rating on April 25 to BBB+ and to the Group’s geographical diversification, which places BBVA one notch above the sovereign rating.

On June 4, 2014, Standard & Poors (S&P) upgraded BBVA’s rating from BBB- to BBB, also maintaining a stable outlook, as a result of the upgrading of Spain’s rating on May 23 to BBB. It also upgraded the short-term rating from A-3 to A-2.

In short, in the first half of 2014, Moody’s, Fitch and S&P have upgraded BBVA’s rating for the first time since the start of the crisis. In addition, during this period, DBRS has confirmed BBVA’s rating at A with a negative outlook, while Scope Ratings (whose decisions are based on the intrinsic value of the institutions, rather than on the potential sovereign support) has published BBVA’s rating for the first time, at A with a stable outlook. Lastly, is worth noting that the major rating agencies have confirmed BBVA’s ratings following the announcement of the Group’s acquisition of Catalunya Banc.

Ratings

	Long term	Short term	Outlook
DBRS	A	R-1 (low)	Negative
Fitch	A–	F-2	Stable
Moody’s	Baa2	P-2	Positive
Scope Ratings	A	—	Stable
Standard & Poor’s	BBB	A-2	Stable

Capital base

(Million euros)

	BIS III phased-in			BIS II
	30-06-14	31-03-14 (1)		31-12-13	30-09-13	30-06-13
Core capital	38,978	38,700		37,492	37,102	37,293
Capital (Tier I)	38,978	38,700		39,611	37,300	37,531
Other eligible capital (Tier II)	10,421	9,170		8,695	7,019	7,026
Capital base	49,399	47,870		48,306	44,319	44,557
Risk-weighted assets	336,584	335,276		323,605	325,665	331,098
BIS ratio (%)	14.7	14.3		14.9	13.6	13.5
Core capital (%)	11.6	11.5		11.6	11.4	11.3
Tier I (%)	11.6	11.5		12.2	11.5	11.3
Tier II (%)	3.1	2.7	(2)	2.7	2.2	2.1

(1)	Data modified following the phased-in adoption of the criterion for goodwill deduction.
(2)	Data modified following harmonization of the criteria applied to the current regulations on the reference dates.

12	Group information

Risk management

Credit risk

The following are worth noting in the second quarter of 2014:

•	Another reduction in the NPA ratio in Spain to 9.9% (including real-estate activity) from 10.0% in March 2014, due to the continuing decline in non-performing assets. This reduction was €548m in the quarter, offsetting the decline in lending. The coverage ratio is up 109 basis points compared with the figure for the close of 31-Mar-2014.

•	Asset quality indicators have also improved in the United States and South America.

•	Stability in Mexico and a slight decline in Eurasia, although in this latter case with an improvement in the coverage ratio.

According to the figures for 30-Jun-2014, there was a slight quarterly increase in the Group’s credit risks with customers of 1.2% (0.6% up, excluding the exchange-rate effect). This performance is explained by the strong activity in emerging economies and in the United States, combined with the gradual recovery of new lending in some portfolios in Spain.

Credit risk management (1)

(Million euros)

	30-06-14	31-03-14	31-12-13	30-09-13	30-06-13
Non-performing assets	24,980	25,445	26,243	26,508	22,226
Credit risks	389,355	384,577	386,401	393,556	401,794
Provisions	15,515	15,372	15,715	15,777	15,093
Specific	12,750	12,752	13,030	12,439	11,084
Generic and country-risk	2,765	2,620	2,684	3,338	4,009
NPA ratio (%)	6.4	6.6	6.8	6.7	5.5
NPA coverage ratio (%)	62	60	60	60	68
NPA ratio (%) (excluding real-estate activity in Spain)	4.5	4.6	4.6	4.6	3.8
NPA coverage ratio (%) (excluding real-estate activity in Spain)	63	59	59	58	64

(1)	Including contingent liabilities.

Non-performing assets evolution

(Million euros)

	2Q14	1Q14	4Q13	3Q13	2Q13
Beginning balance	25,445	26,243	26,508	22,226	21,808
Entries	2,092	2,190	3,255	7,094	4,075
Recoveries	(1,781)	(1,708)	(2,261)	(1,956)	(1,964)
Net variation	311	482	993	5,138	2,112
Write-offs	(961)	(1,248)	(1,102)	(817)	(1,282)
Exchange rate differences and other	185	(32)	(155)	(39)	(412)
Period-end balance	24,980	25,445	26,243	26,508	22,226
Memorandum item:
Non-performing loans	24,554	25,032	25,826	26,109	21,810
Non-performing contingent liabilities	426	413	418	399	416

Risk management	13

The balance of non-performing assets also fell over the quarter thanks to the good performance of additions to NPA, basically in Spain, which have continued to decline since the end of 2013.

As regards variations in NPA, there has been a positive trend in gross additions and recoveries over the quarter, both reporting better figures than in the first 3 months of 2014. As a result, the ratio of recoveries to gross additions to NPA was 85.2% between April and June, a further improvement compared with the percentage for the previous quarter (78.0%).

The Group’s NPA ratio ended June 2014 at 6.4% (4.5% excluding real-estate activity in Spain) and once again fell 20 basis points over the quarter. This was due to the aforementioned decline in the non-performing portfolio and the slight increase in the Group’s total risks. The NPA ratio for the banking business in Spain stands at 6.3%, with a fall of 7 basis points over the quarter. In real-estate activity in Spain the NPA ratio increased to 54.8% (54.2% as of 31-Mar-2014), due to a decrease in the balance of outstanding loans higher than the drop of non-performing loans. The ratio in Mexico remained stable, closing June at 3.4%. It improved in the United States and South America to 0.9% and 2.1%, respectively. Lastly, the NPA ratio in Eurasia stands at 3.5% (3.4% as of March 2014).

Lastly, coverage provisions for customer risk totaled €15,515m as of 30-Jun-2014, up 0.9% on the figure for March 2014. This, combined with the aforementioned reduction in the balance of non-performing assets, has increased the Group’s coverage ratio by 170 basis points over the quarter to 62%. By business areas, the ratio increased in the United States from 160% to 168%; in Eurasia it is up 161 basis points to 89%;

in Mexico it closed at 113% (114% in March 2014); and in South America it increased from 136% to 138%. Lastly, the coverage ratio improved slightly in Spain over March 2014, particularly in banking activity (to 44% from the 41% posted as of 31-Mar-2014), while in real-estate activity this ratio fell to 61% (compared with 63% at the close of the previous quarter).

Structural risks

The Assets and Liabilities Management unit in BBVA’s Strategy and Finance Area is responsible for managing the Group’s overall liquidity and structural interest-rate and foreign-exchange positions.

Liquidity management helps to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle in the BBVA Group’s liquidity management is the financial independence of its subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and guarantees correct transmission of the cost of liquidity to the price formation process.

In the first half of 2014, the long-term wholesale financial markets in Europe showed considerable stability as a result of the positive trend in sovereign risk premiums, while growth expectations improved in the Eurozone. Also worth mentioning are the new unconventional measures announced by the ECB at its meeting on June 5, 2014, aimed at increasing inflation, boosting lending and improving financial conditions in the European economy as a whole. Against this backdrop, BBVA has continued to access the market and in the second quarter issued €1 billion in 10-year mortgage-covered bonds in excellent price conditions and with high demand among the investment community.

Similarly, short-term finance in Europe has also performed extremely well, in a context marked by a high level of market liquidity. This good performance has been assisted by the negative rates set by the ECB for deposits received from the European financial sector. In addition to the above, BBVA’s retail franchise in Spain performed outstandingly as a result of its customer-centric strategy and the Bank’s financial soundness.

14	Group information

The situation outside Europe has also been very positive. BBVA has once again strengthened its liquidity position in all the jurisdictions in which the Group operates. In the franchises where BBVA is present, its capacity to gather retail deposits means there has been no need to access the international financial markets as the main source of finance, while the Group’s financing structure has also improved.

To sum up, BBVA’s proactive policy in its liquidity management, the outstanding growth in customer funds in all geographical areas, its proven ability to access the market, even in difficult environments, its retail business model, the lower volume of maturities compared with its peers and the relatively small size of its balance sheet, all give it a comparative advantage against its peers. Moreover, the increased proportion of retail deposits continues to strengthen the Group’s liquidity position and to improve its financing structure.

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

The second quarter of 2014 saw reduced exchange-rate volatility in an environment marked by a return of flows to emerging markets and interest-rate stability in the United States. In this context, BBVA has maintained a policy of actively hedging its investments in Mexico, Chile, Colombia, Turkey and the dollar area. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected from abroad for 2014 is also strictly managed. The impact of variations in exchange rates in the first half of 2014 has been partly offset by the hedging positions held, which have counteracted a possibly more negative effect on the Group’s income statement and capital ratios.

The unit also actively manages the structural interest-rate exposure on the Group’s balance sheet. This aims to maintain a steady growth in net interest income in the short and medium term, regardless of interest-rate fluctuations.

In the first half of 2014, the results of this management have been very satisfactory, with limited risk strategies in Europe, the United States and Mexico. These strategies are managed both with hedging derivatives (caps, floors, swaps and FRAs) and with balance-sheet instruments (mainly government bonds with the highest credit ratings and liquidity). The amount of NTI generated in Spain, Mexico and the United States is the result of prudent portfolio management strategies, particularly in terms of sovereign debt, in a context marked by low interest rates.

Economic capital

Attributable economic risk capital (ERC) consumption at the end of June stood at €30,216m, up 1.3% quarter-on-quarter.

As is to be expected from BBVA’s retail profile, the largest allocation to ERC (52.5%) relates to credit risk on portfolios originated in the Group’s branch network from its own customer base. This risk increased over the period by 1.2%, mainly in South America, Mexico and the United States, although this was offset in part by the decline in Spain.

Equity risk, which includes the portfolio of holdings in industrial and financial companies, the stake in the CNCB group and consumption of economic capital from goodwill, has maintained its proportion stable in relation to total risks, at 17.5%.

Structural balance-sheet risk, which originates from the management of both structural interest-rate risk and exchange-rate risk, accounts for 6.2% of ERC and has increased by 7.4% during the period.

Operational risk maintains a similar relative weight of the total figure (6.8%), as does fixed-asset risk (12.7%).

Lastly, market risk, which is of less importance given the nature of the business and BBVA’s policy of minimal proprietary trading, has also remained stable at 3.0%.

Risk management	15

The BBVA share

The trends first seen toward the end of 2013 were confirmed in the first half of 2014, with a global environment of recovery in the advanced economies, which are improving their contribution to global growth. The financial markets have remained relatively calm; episodes of volatility have been more closely linked to geopolitical risk than to monetary-policy decisions. Proof of this is that capital is flowing back to bonds and shares in emerging economies and to financial assets in the peripheral countries of the Eurozone.

In this context, the main stock-market indices have closed the second quarter of 2014 with gains above those of the previous quarter. In particular, emerging markets have bounced back strongly, with their currency turmoil abating after closing March 2014 with losses. In Europe, the general Euro Stoxx 50 index posted a quarterly rise of 2.1%, and the Ibex-35 of 5.6%, while the banking index Euro Stoxx Banks fell by 5.6%, due to the possible impact of large fines on some of the main European investment banks.

The BBVA share and share performance ratios

	30-06-14	31-03-14
Number of shareholders	954,325	968,213
Number of shares issued	5,887,168,710	5,785,954,443
Daily average number of shares traded	33,063,279	40,386,450
Daily average trading (million euros)	304	362
Maximum price (euros)	9.99	9.96
Minimum price (euros)	8.59	8.49
Closing price (euros)	9.31	8.72
Book value per share (euros)	7.98	7.92
Market capitalization (million euros)	54,804	50,442
Price/book value (times)	1.2	1.1
PER (Price/earnings; times)	17.2	15.0
Yield (Dividend/price; %) (1)	3.8	4.2

(1)	Calculated by dividing the median of the forecast dividend per share of a consensus of analysts by the BBVA share price at the end of each quarter.

BBVA’s earnings in the first quarter of 2014, published on April 30, were notable for the good performance of recurring revenue, a reduction of costs to their best levels since the second quarter of 2012, and the reduction in the cost of risk. However, the negative impact of the exchange rate affected all the lines in the income statement and the Group’s balance sheet and activity.

As of June 30, 2014, the BBVA share price stood at €9.31 per share, a rise of 6.8% over the quarter and 44.4% in the last 12 months. Both in quarterly and year-on-year terms, the gains in the BBVA share have been higher than those of the Ibex 35 index and the general Euro Stoxx 50. The share’s weighting on the Ibex 35 was 11.16% as of 30-Jun-2014, and 2.72% on the Euro Stoxx 50. At the close of June, BBVA had a market capitalization of €54,804m, up 8.6% on the close of March.

With respect to shareholder remuneration, a cash dividend of €0.08 gross per share was paid on July 10, amounting to a total disbursement of €471m. In addition, as part of the flexible remuneration scheme known as the “dividend option”, and to meet the demand of the proportion of shareholders who in April chose to receive BBVA shares (89.2%), a bonus issue of 101,214,267 ordinary shares was carried out with a nominal value of €0.49 each. The total amount of the capital increase was €49.6m.

16	Group information

Corporate responsibility

The highlights in corporate responsibility (CR) for the second quarter of 2014 demonstrate that BBVA believes in a different approach to banking: a responsible model based on principles of integrity, prudence and transparency.

The Bank has been chosen the best Spanish company in the European online communication ranking for corporate social responsibility by the Italian consultant Lundquist. The Group is outstanding in clarity (third place out of a hundred) and the social media.

For the second year in a row, BBVA has also voluntarily published a breakdown of its main tax payments, as well as the methodology used for calculating them. It is the first Spanish company to publish its annual tax contribution, thus demonstrating the transparency of its information and fiscal responsibility. Other highlights in the quarter are:

Transparent, Clear and Responsible (TCR)

Communication

BBVA is developing product leaflets to make it easier for customers to make decisions when choosing products, as well as new contracts that are drafted in a more customer-friendly way, as in the case of the leaflets, in simple, clear and precise language.

Education

In its 2013/14 year, the educational program “Valores de Futuro” (Future Values) has been completed, with 796,300 students in Spain and 600 BBVA volunteers taking part. Its aim is to deal with money as part of education and boost the values of prudence, responsibility and solidarity.

The Momentum Project initiative has chosen the 10 finalist companies for its 4th edition in Spain. Most of them are committed to innovation. Among the projects are those dealing with improvements to the environment, the quality of life and/or the health of people and social and labor inclusion.

Ruta BBVA 2014 began its 29th edition in Lima, entitled “En busca de las Fuentes del Río Amazonas” (In the search for the sources of the Amazon River). It has renewed its commitment to education in values, cultural exchange and adventure. Over 200 students will explore the Andean country of Peru, discover its history and nature, and study the main problems faced by its society.

For more information see the chapter on business areas and/or www.bbvaresponsiblebanking.com

Products with a high social impact

The “Yo Soy Empleo” (I am Employment) initiative has helped over 3,000 companies to create 5,180 jobs, or half the target set in February 2013. The people hired have been unemployed for an average of 14 months and 39% are under the age of 30. This assistance will be extended to the self-employed starting in July, in collaboration with the National Federation of the Self-Employed (ATA). There will be 1,000 aid packages of 1,500 euros in all for each new self-employed person starting work.

BBVA SUMA, the Bank’s digital collective funding platform for social projects, has joined the SOMOS campaign. It is made up of 33 NGOs and coordinated by the Spanish Fundraising Association. Participants can choose between making a contribution to one of these NGOs or to one of the six causes of the campaign.

Other lines

ESG Risks

BBVA has joined the Green Bond Principles, whose work is to establish standards and guide issuers on the key components of issues, ensure information is available to investors and facilitate market transactions for underwriters.

Science and culture

The BBVA Foundation is committed to the support of research and dissemination of scientific knowledge. It allocated five million euros for this purpose, divided into three types of aid: for research projects, for researchers, innovators and creators, and for video art creation.

BBVA in the Sustainability Indices

BBVA has a notable position on the main international sustainability indices, with a weight as of 30-Jun-2014 as follows. The New York Stock Exchange and the Vigeo agency have launched a new series of indices that include the most advanced companies in ESG. BBVA is the only Spanish bank listed on the Euronext Vigeo Europe 120 index.

Further information and contact details are available at www.bbvaresponsiblebanking.com

Corporate responsibility	17

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different areas. Specifically, it shows the income statement, the balance sheet, the business activity and the most significant ratios in each of them: loans under management, customer deposits under management, mutual funds and pension funds, efficiency ratio, NPA ratio, coverage ratio and risk premium.

In 2014, the reporting structure of the BBVA Group’s business areas is basically the same as that reported in 2013:

•	Banking activity in Spain, which as in previous years includes: The Retail network, with the segments of individual customers, private banking and small businesses; Corporate and Business Banking (CBB), which handles the SMEs, corporations and institutions in the country; Corporate & Investment Banking (CIB), which includes business with large corporations and multinational groups and the trading floor and distribution business in the same geographical area; and other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain). It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

•	Real-estate activity in Spain. This area basically covers lending to real-estate developers and foreclosed real-estate assets in the country.

•	The United States encompasses the Group’s businesses in the United States.

•	Eurasia, which includes the business carried out in the rest of Europe and Asia, i.e. the Group’s retail and wholesale businesses in the area. It also includes BBVA’s stakes in the Turkish bank Garanti and the Chinese banks CNCB and CIFH. However, the equity-accounted income of CNCB (excluding the dividends) from its acquisition until the conclusion of the new agreement with the CITIC Group in the fourth quarter of 2013 (which included the sale of 5.1% of the stake in CNCB) has been reclassified in the Corporate Center under the heading “Results from corporate operations”.

•	Mexico includes the banking and insurance businesses in the country.

•	South America includes the banking and insurance businesses that BBVA carries out in the region. In the first quarter of 2014, the historical series in this area has been reconstructed to exclude the business in Panama, which was sold in the fourth quarter of 2013, and include it in the Corporate Center.

In addition to the above, all the areas include a remainder made up of other businesses and of a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it basically corresponds to the Group’s holding function. It groups together the costs of the head offices that have a corporate function; management of structural exchange-rate positions, carried out by the Asset/Liability Management unit; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with pensioners; goodwill and other intangibles. It also comprises the result from certain corporate operations carried out in 2013, such as the earnings and capital gains from the pension business disposals in Latin America during 2013; those from BBVA Panama taking into consideration the capital gain from its disposal (in the fourth quarter); and the effect of the repricing of the stake in CNCB to market value following the signing in the fourth quarter of 2013 of the new agreement with the CITIC group, which includes the sale of 5.1% of the stake in CNCB. It also includes the equity-accounted earnings from CNCB (excluding the dividends).

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB). This aggregate business is considered relevant to better understand the BBVA Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Lastly, as usual, in the case of the Americas and Eurasia (basically Garanti), the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The Group compiles information by areas based on units at the same level, and all the accounting data related to the business they manage are recorded in full. These basic units are then aggregated in accordance with the organizational structure established by the Group for higher-level units and, finally, the business areas themselves. Similarly, all the companies making up the Group are also assigned to the different units according to the geographical area of their activity.

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

18	Business areas

•	Capital. Capital is allocated to each business according to economic risk capital (ERC) criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel III capital accord, with economic criteria taking precedence over regulatory ones.

ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for profitability by client, product, segment, unit or business area.

•	Internal transfer prices. Within each geographical area, internal transfer rates are applied to calculate the net interest income of its businesses, under both the asset and liability headings. These rates are composed of a market rate that depends on the operation’s revision period, and a liquidity premium that aims to reflect the conditions and outlook for the financial markets in each area. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

•	Allocation of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross-selling. In some cases, consolidation adjustments are required to eliminate shadow accounting entries in the earnings of two or more units as a result of cross-selling incentives.

Mayor income statement items by business area

(Million euros)

		Business areas
		Banking	Real-estate	The
		activity	activity	United			South	S Business	Corporate
	BBVA Group (1)	in Spain	in Spain	States	Eurasia (1)	Mexico	America	areas	Center
1H14
Net interest income	7,038	1,867	(18)	693	408	2,354	2,061	7,364	(326)
Gross income	10,368	3,383	(86)	1,037	903	3,134	2,362	10,734	(365)
Operating income	5,093	1,965	(164)	324	552	1,980	1,320	5,976	(883)
Income before tax	2,109	867	(619)	266	447	1,188	959	3,108	(999)
Net attributable profit	1,328	608	(446)	196	362	900	483	2,103	(774)
1H13
Net interest income	7,302	2,057	43	699	489	2,227	2,124	7,638	(336)
Gross income	10,889	3,255	2	1,046	1,028	3,098	2,586	11,016	(127)
Operating income	5,317	1,724	(71)	338	666	1,923	1,445	6,025	(708)
Income before tax	1,848	446	(846)	302	440	1,161	1,079	2,582	(734)
Net attributable profit	2,882	756	(628)	203	352	872	549	2,105	777

(1)	Pro forma financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.

Breakdown of gross income, operating income and net attributable profit by geography (1)

(1H14)

	Banking activity		The United
	in Spain	Spain (2)	States	Eurasia	Mexico	South America
Gross income	31.5%	30.7%	9.7%	8.4%	29.2%	22.0%
Operating income	32.9%	30.1%	5.4%	9.2%	33.1%	22.1%
Net attributable profit	28.9%	8.0%	8.6%	14.4%	38.2%	30.9%

(1)	Excludes the Corporate Center.
(2)	Including real-estate activity in Spain.

Business areas	19

Banking activity in Spain

Highlights in the second quarter of 2014

- Signs of recovery of new production in some loan portfolios.
- Positive asset quality indicators and lower cost of risk.
- Cost control.

Business activity
(Year-on-year change. Data as of 30-06-2014)

Loans under management
8.3%
4.6%
Customer deposits under management

Net interest income/ATA
(Percentage)

1.05
0.92
0.97
1.03
0.99
2Q
3Q
4Q
2013
1Q
2Q
2014

Operating income
(Million euros)

+14.0%
1,724
1,965
897
827
735
629
1,050
915
1Q
2Q
3Q
4Q
2013
1Q
2Q
2014

Net attributable profit
(Million euros)

-19.7%
756
608
579
178
3Q
265
97
386
222
1Q
2Q
4Q
2013
1Q
2Q
2014

Loans under management breakdown
(Percentage as of 30-06-2014)

Consumption 3.1
Other loans 52.5
CIB 12.0
Mortgage 44.4
Business and commercial 40.4

Breakdown of customer deposits under management
(Percentage as of 30-06-2014)

Other 12.1
Current and saving accounts 39.7
Time deposits 48.3

20	Business areas

Highlights

Some aspects in the first half of the year have had a positive influence on both activity and earnings in the area. The most important are: widening of customer spreads, a significant reduction in additions to NPA, and incipient growth in demand for loans.

Macro and industry trends

The Spanish economy is continuing its incipient but steady recovery. It has now posted growth for three consecutive quarters and the most recent indicators suggest that growth in the second quarter of 2014 will be slightly higher than in the first, thanks to the boost from private domestic demand and despite the moderation in the contribution from the foreign sector. Although growth figures are still low, jobs are already being created. However, the rate is not yet enough to reduce the unemployment rate significantly, which currently stands at around 25%. The public accounts are benefiting from reduced interest rates for debt finance.

The following is of note with respect to the financial system:

•	Progress in the restructuring process, with the sale of stakes held by the state in some banks that required public aid. The most recent data available for the first quarter of 2014 also confirm the progress made in compliance with the restructuring and resolution plans for these banks, with a reduction of 29% in branch offices, 26% in staff and 18% in assets.

•	The deleveraging process continues, although the flow of new credit operations to the retail segment is steadily improving.

•	Maintenance of the trend begun in the previous quarter for a decline in the balance of non-performing loans and stabilization in the NPA ratio, which in April stood at 13.4%. A reduction in net additions to NPA indicates that the economic recovery is beginning to have an effect on the capacity to pay.

•	The liquidity situation of the banking system and its funding structure have been bolstered since the start of the year. The improved market conditions have also allowed banks intervened by the Fund for Orderly Bank Restructuring (FROB) to place issues on the international markets.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1H14	Δ%	1H13
Net interest income	1,867	(9.2)	2,057
Net fees and commissions	734	4.6	701
Net trading income	642	54.6	415
Other income/expenses	140	73.5	81
Gross income	3,383	3.9	3,255
Operating expenses	(1,419)	(7.4)	(1,531)
Personnel expenses	(856)	(9.7)	(949)
General and administrative expenses	(510)	(3.1)	(526)
Depreciation and amortization	(52)	(6.8)	(56)
Operating income	1,965	14.0	1,724
Impairment on financial assets (net)	(859)	(26.2)	(1,164)
Provisions (net) and other gains (losses)	(239)	110.0	(114)
Income before tax	867	94.5	446
Income tax	(258)	132.6	(111)
Net income from ongoing operations	609	81.8	335
Results from corporate operations	—	—	440
Net income	609	(21.4)	775
Non-controlling interests	(2)	(90.8)	(19)
Net attributable profit	608	(19.7)	756
Net attributable profit (excluding results from corporate operations)	608	92.0	316

Balance sheet	30-06-14	Δ%	30-06-13
Cash and balances with central banks	5,835	88.6	3,095
Financial assets	112,019	6.0	105,721
Loans and receivables	195,021	(4.8)	204,785
Loans and advances to customers	173,365	(8.0)	188,437
Loans and advances to credit institutions and other	21,656	32.5	16,347
Inter-area positions	6,767	(44.4)	12,177
Tangible assets	738	(10.9)	828
Other assets	1,366	4.2	1,425
Total assets/liabilities and equity	321,746	(1.9)	328,030
Deposits from central banks and credit institutions	54,519	18.2	46,106
Deposits from customers	162,241	(0.1)	162,474
Debt certificates	48,273	(22.3)	62,154
Subordinated liabilities	2,147	5.9	2,028
Inter-area positions	—	—	—
Financial liabilities held for trading	42,694	2.1	41,814
Other liabilities	3,647	44.4	2,526
Economic capital allocated	8,223	(24.8)	10,928

Relevant business indicators	30-06-14	31-03-14	30-06-13
Loans under management (1)	170,214	170,691	185,577
Customer deposits under management (2)	141,925	136,192	135,651
Mutual funds	25,752	23,783	19,651
Pension funds	21,364	20,994	19,272
Efficiency ratio (%)	41.9	40.2	47.0
NPA ratio (%)	6.3	6.4	4.7
NPA coverage ratio (%)	44	41	45
Risk premium (%)	0.97	1.04	1.20

(1)	Includes funding for segments managed by CBB through fixed-income.
(2)	Excluding repos. Including promissory notes sold by the retail network.

Banking activity in Spain	21

Activity

At the close of the first half of 2014 the volume of lending managed by the area remains at very similar levels to the close of the previous quarter, down just 0.3% to €170,214m, a year-on-year decline of 8.3%. However, lending activity is improving, and in fact between April and June there has been a slight increase in new mortgage loans and loans for the small business segment, and more significant for consumer loans.

With respect to asset quality, net additions to NPA have led to another improvement in the NPA ratio (6.3% compared with 6.4% at the close of the previous quarter). The trend in the coverage ratio has also been positive in the quarter, closing at 44% (41% as of 31-Mar-2014).

On the liabilities side, on-balance-sheet customer funds have continued to grow in the quarter, despite the significant reduction in the cost of the new deposits gathered. This is having a positive influence on the area’s net interest income.

The performance of off-balance-sheet funds has also been positive. In total, the area manages €65,799m, with year-on-year growth of 22.4% and quarterly growth of 5.7%. Of this figure, €25,752m are mutual funds, with a significant increase both year-on-year and compared with the previous quarter (up 31.0% and 8.3% respectively). Pension funds totaled €21,364m, a year-on-year increase of 10.9% and a quarter-on-quarter increase of 1.8%. As a result of the above, the Group continues to maintain a clear position of leadership in Spain as a fund manager.

Earnings

The year-on-year comparison of earnings in the area is strongly influenced by the following factors from last year:

•	Elimination of the “floor clauses” in residential mortgage loans in May 2013, which were in place throughout the whole of the first half of 2013 and had a positive effect on net interest income.

•	The capital gains generated in March 2013 by the reinsurance operation on the individual life and accident insurance portfolio.

In the first half of 2014, net interest income declined by 9.2% in year-on-year terms. However, excluding the “floor clauses” effect, the figure was positive, despite the reduction in the stock of loans and an environment of low interest rates, as good price management is improving customer spreads, which are now at the levels before the elimination of the floor clauses last year.

Good performance from income from fees and commissions, with an accumulated total of €734m as of 30-Jun-2014 (up 4.6% year-on-year), due to growing revenue from asset management, credit cards, securities and wholesale banking operations.

In NTI, the positive performance by the Global Markets unit and good management of the structural risks on the balance sheet explain the accumulated growth of 54.6% over the last 12 months.

Other income/expenses line reports a year-on-year increase of 73.5%, thanks to the positive performance of the insurance unit and the dividends received in the markets.

Overall, banking activity in Spain had good gross income figures for the half-year, with a year-on-year rise of 3.9%.

Operating expenses through June remain in check, with a reduction of 7.4% over the last 12 months, thanks to the digitalization and transformation process implemented.

As a result of the above, operating income was €1,965m, a year-on-year increase of 14.0%, while the efficiency ratio stood at 41.9% (47.0% a year ago).

In addition to the improvement in operating income there has been a significant reduction in impairment losses on financial assets. In the second quarter of 2014, €396m were set aside as provisions, making the accumulated total for the half-year €859m, a year-on-year decline of 26.2%. As a result, the cumulative cost of risk in the first six months of 2014 was 0.97%, 7 basis points below the figure for the previous quarter.

Lastly, the year-on-year increase of €125m in the provisions and other gains (losses) heading can be explained by the increase in the amount for restructuring costs, carried out mainly during the second quarter of 2014, in line with the digitalization and transformation process mentioned above being developed by the area.

In conclusion, and given the absence this quarter of one-off earnings, the net attributable profit generated in the first half of 2014 from banking activity in Spain is €608m, a year-on-year decline of 19.7%. Excluding the effect of the capital gains from the aforementioned reinsurance operation, the net attributable profit has increased significantly, by 92.0% in the last 12 months.

Main highlights

The individual customers segment has focused in the quarter on revitalizing campaigns to attract customers and build their loyalty:

•	Through the “Quiero” campaign (launched in May), BBVA has used a simple and transparent method to approach current and potential customers. They are encouraged to share their needs with the Bank, so the Bank can offer them tailored solutions.

•	In an environment of low interest rates, the sale of mutual funds has been boosted, supported by a campaign giving customers up to €10,000 if they transfer their funds from a competitor.

•	Progress has also been made on time deposits, mainly through the “BBVA 12” and “BBVA Tranquilidad” deposits, aimed at attracting customers and building their loyalty, while maintaining the strategy of responsible and personalized management.

22	Business areas

•	In insurance, a campaign has been launched to boost the sale of the “Seguro Coche BBVA” car insurance, with an incentive discount of up to €150. Cross-selling has also been used to maintain the focus on the key areas of home and life insurance.

In the companies segment the objective has continued to focus on boosting the finance available, while maintaining criteria of prudence in risks and improved quality of service. The following actions are particularly noteworthy:

•	Launch of the new “Plan + Negocio” to kick-start activity with specific groups, in particular with respect to managing finance, attracting customers and building loyalty.

•	The positive management of ICO funds continues. BBVA has arranged operations for a total of €875m, 172% more than in 2013 (using cumulative figures through the 13th half-month of 2014).

•	Signing of an agreement with the European Investment Bank (EIB) to grant funding to investment projects for SMEs and medium-cap companies, worth up to €800m.

In digital banking, BBVA continues to encourage its customers to go digital, using simple, flexible and user-friendly communication. The challenge is to bring the Bank closer to customers, improve their experience and facilitate the sales process through the digital channel.

All this is already having its initial results in prizes and awards. The BBVA Wallet app has been awarded a prize at the Contactless & Mobile Awards 2014 as the best mobile payment solution in Europe. These awards highlight the most important innovations in Europe in applying contactless technology in the market and recognize the effort that “the company is making to bring mobile payments to the mass market.” BBVA has taken a lead on its competitors thanks to this app, which is free for Apple and Android phones. It helps manage credit card costs and makes it possible to pay via cell phones. It already has over 200,000 users in Spain.

Initiatives have also been undertaken within the responsible business area to highlight BBVA’s commitment to customers and society. As well as the projects outlined in the section on Corporate Responsibility, in the area of TCR communication, education and products with a high social impact (such as the “Yo Soy Empleo” initiative), BBVA has just launched a program for 3,000 scholarships in Spain over the next two years, for which €13m have been earmarked. The program is geared to university students, graduates and postgraduates, and designed to complete their education in a global financial institution such as BBVA, and above all improve their future employability. The young people will receive work-experience training for six months in various departments in the Bank, in both corporate areas and the branch network. They will be supervised by the Bank’s professionals, who will act as their mentors.

Banking activity in Spain	23

Real-estate activity in Spain

Coverage of real-estate exposure in Spain

(Million of euros as of 30-06-14)

			% Coverage
	Risk amount	Provision	over risk
NPL + Substandard	9,268	4,806	52
NPL	7,989	4,349	54
Substandard	1,279	457	36
Foreclosed real estate and other assets	13,170	6,796	52
From real-estate developers	9,045	5,046	56
From dwellings	3,076	1,263	41
Other	1,049	487	46
Subtotal	22,438	11,602	52
Performing	2,956	—	—
With collateral	2,720
Finished properties	2,036
Construction in progress	278
Land	406
Without collateral and other	236
Real-estate exposure	25,394	11,602	46

Note: Transparency scope according to Bank of Spain Circular 5/2011 dated November 30.

Highlights

In general terms, business activity in the second quarter of 2014 maintains the same trends as in previous quarters: reduction of exposure to developer risk and increase in the level of property sales with respect to the same period last year.

The area’s results show a significantly less negative impact compared with the first half of 2013 due to the decline in provisions for real-estate assets and repricing of foreclosed assets to market value.

Industry trends

In the first half of 2014, real estate demand has improved in virtually all of Spain. According to the latest available information, home sales in the first four-month period of 2014 were up nearly 35% year-on-year and land sales increased by around 9%. These increases have been assisted by the improvement of both domestic and foreign demand. The latter already accounts for nearly 20% of the total.

As regards prices, the pace of adjustment is gradually slowing down. There are even markets, especially on the coast, where housing prices have seen slight increases over the last few quarters. Thus, as demand improves in other areas, prices will tend to stabilize and halt their downward trend.

As for production, housing starts remain at a very moderate level, although there are already clear signs that this situation has bottomed out. Overall, the residential real-estate sector is undergoing an adjustment, but a stabilization period is still needed in order to eliminate the excesses of the past.

24	Business areas

Exposure

There are two very different realities for the Group within the real-estate sector. On the one hand, net exposure to the developer segment (lending to developers plus the developers’ foreclosed assets) continues to fall and will continue to decline in the future. On the other, there are the retail foreclosures, i.e. those from the residential mortgage sector for individuals. Their recent increase has been linked to the increase in gross additions to NPA in this portfolio in the past, though the rate of additions has slowed in the first two quarters of 2014.

BBVA’s net exposure to the real-estate sector in Spain as of 30-Jun-2014 stands at €13,792m, a decrease of 8.6% on the same date the previous year and of 2.7% since March 2014.

Within the exposure to the Spanish real-estate sector, property securing mortgage loans to individuals has increased 3.8% since March 2014, a notably lower year-on-year growth than in previous quarters.

The most relevant aspect in the quarter as regards non-performing assets has been another reduction (4.2%) on the figure for the end of the first quarter of 2014, suggesting that the downward trend that started in early 2014 is continuing.

As of 30-Jun-2014, coverage of non-performing and substandard loans reached 52% the same as that of assets from foreclosures and purchases. As a whole, the overall real-estate exposure coverage closed June at 46%, a slight improvement of 33 basis points in the quarter.

Sales of real-estate assets in the quarter totaled 2,907 units. If third-party and developer sales are added to this figure, the number of units sold totals 5,680, 12.5% more than those carried-out in the second quarter of 2013, with cumulative year-on-year growth of 15.6% to June 2014.

Results

The highlights of the area’s quarterly results are the less negative impact of loan-loss provisions for developer loans and foreclosed real-estate assets and a minor effect on results derived from the sale of properties, as they are being sold at a price close to their net book value.

Financial statements

(Million euros)

Income statement	1H14	Δ%	1H13
Net interest income	(18)	n.m.	43
Net fees and commissions	0	(95.9)	6
Net trading income	15	(22.5)	19
Other income/expenses	(83)	27.2	(65)
Gross income	(86)	n.m.	2
Operating expenses	(78)	7.7	(73)
Personnel expenses	(42)	2.3	(42)
General and administrative expenses	(24)	19.6	(20)
Depreciation and amortization	(12)	5.8	(11)
Operating income	(164)	132.6	(71)
Impairment on financial assets (net)	(129)	(52.3)	(271)
Provisions (net) and other gains (losses)	(326)	(35.4)	(505)
Income before tax	(619)	(26.8)	(846)
Income tax	176	(20.0)	220
Net income	(443)	(29.2)	(626)
Non-controlling interests	(3)	36.0	(2)
Net attributable profit	(446)	(29.0)	(628)

Balance sheet	30-06-14	Δ%	30-06-13
Cash and balances with central banks	6	22.2	5
Financial assets	736	(33.7)	1,111
Loans and receivables	9,716	(15.7)	11,530
Loans and advances to customers	9,716	(15.7)	11,530
Loans and advances to credit institutions and other	—	—	—
Inter-area positions	—	—	—
Tangible assets	1,449	(18.8)	1,783
Other assets	7,555	1.9	7,414
Total assets/liabilities and equity	19,462	(10.9)	21,843
Deposits from central banks and credit institutions	—	—	—
Deposits from customers	69	(55.8)	155
Debt certificates	—	—	—
Subordinated liabilities	933	25.5	744
Inter-area positions	14,705	(18.2)	17,970
Financial liabilities held for trading	—	—	—
Other liabilities	—	—	—
Economic capital allocated	3,756	26.3	2,974

In the first half of 2014, BBVA’s real-estate business in Spain registered a loss of €446m, notably less than the €628m loss posted in the same period the previous year, due basically to the lesser need for loan-loss provisions and lower deterioration in real-estate assets compared with the previous year.

Real-estate activity in Spain	25

The United States

Highlights in the second quarter of 2014

- Bouyant activity.
- Important commercial effort.
- Increase in recurring revenue.
- Excellent risk management.
- Annual *American Banker* Survey: #1 in reputation.

Business activity

(Year-on-year change at constant exchange rate. Data as of 30-06-2014)

11.9%
12.5%
Loans under management
Customer deposits under management

Net interest income/ATA

(Percentage. Constant exchange rate)

2.55
2.59
2.54
2.54
2.44
2Q
3Q
4Q
1Q
2Q
2013
2014

Operating income

(Million euros at constant exchange rate)

+0.2% (1)
323
324
150
173
156
121
166
158
1Q
2Q
3Q
4Q
1Q
2Q
2013
2014

(1) At current exchange rate: -4.0%.

Net attributable profit

(Million euros at constant exchange rate)

+0.6% (1)
195
196
91
104
109
75
105
91
1Q
2Q
3Q
4Q
1Q
2Q
2013
2014

(1) At current exchange rate: -3.6%.

Loans under management breakdown

(Percentage as of 30-06-2014)

Consumption 11.3
Other loans 64.5
CIB 13.4
Mortgage 24.2
Business and commercial 51.1

Breakdown of customer deposits under management

(Percentage as of 30-06-2014)

Other 6.9
Time deposits 18.3
Current and saving accounts 74.8

26	Business areas

Highlights

Another quarter with positive activity, thanks to a major commercial effort and the development of new digital products and services, which have had a positive impact on earnings in the area.

BBVA Compass earned the top spot in American Banker’s Annual Reputation Survey. There was a very significant improvement on last year’s ranking, and BBVA has been the only institution rated among the five best in each of the categories assessed.

Macro and industry trends

In the first quarter of the year, adverse weather conditions in the United States led to a slight temporary decline in its GDP. However, the most recent indicators suggest that in the second quarter GDP has picked up again, with significant growth in jobs and a fall in the unemployment rate. Because of this recovery, the Federal Reserve (Fed) has maintained the rate of reduction of its monetary expansion program. At the same time, long-term interest rates have stabilized and the inflation estimates continued anchored at low levels without any immediate prospects of an increase.

In the financial system, asset quality continues to improve and is now close to its best pre-recession levels (3% as of 31-Mar-2014), where it is expected to remain stable for most portfolios in the coming quarters. With respect to activity in the system, growth of lending accelerated slightly in 2014 and deposits have made moderate progress, according to the latest available information. This is despite narrowing spreads, which remain under significant pressure due to the current low interest-rate environment.

The euro/dollar exchange rate in the second quarter has been conditioned by a more favorable financial environment for emerging currencies, the maintenance of the status quo in the United States (the Fed is continuing to reduce its asset purchases) and the announcement and subsequent approval of a package of measures by the ECB to boost credit in the Eurozone and support a low interest-rate environment. For the above reasons, the euro lost 1.0% against the dollar in the last quarter, although in year-on-year terms it gained 4.2%. In average exchange rates, the dollar continues to depreciate year-on-year. All the comments below on rates of change will be expressed at a constant exchange rate, unless expressly stated otherwise.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1H14	Δ%	Δ% (1)	1H13
Net interest income	693	(0.9)	3.4	699
Net fees and commissions	268	7.0	11.6	251
Net trading income	74	(21.5)	(18.1)	95
Other income/expenses	2	(12.6)	(8.8)	2
Gross income	1,037	(0.9)	3.4	1,046
Operating expenses	(713)	0.5	4.9	(709)
Personnel expenses	(414)	0.2	4.6	(413)
General and administrative expenses	(212)	2.9	7.4	(206)
Depreciation and amortization	(87)	(3.2)	1.1	(90)
Operating income	324	(4.0)	0.2	338
Impairment on financial assets (net)	(42)	16.4	21.5	(36)
Provisions (net) and other gains (losses)	(16)	—	—	—
Income before tax	266	(11.8)	(7.9)	302
Income tax	(70)	(28.7)	(25.6)	(99)
Net incomes	196	(3.6)	0.6	203
Non-controlling interests	—	—	—	—
Net attributable profit	196	(3.6)	0.6	203

Balance sheet	30-06-14	Δ%	Δ% (1)	30-06-13
Cash and balances with central banks	3,867	0.9	5.3	3,833
Financial assets	7,834	0.8	5.2	7,774
Loans and receivables	42,370	6.1	10.8	39,927
Loans and advances to customers	40,857	8.9	13.7	37,519
Loans and advances to credit institutions and other	1,512	(37.2)	(34.5)	2,409
Inter-area positions	9	—	—	—
Tangible assets	653	(14.2)	(10.4)	762
Other assets	2,112	(6.2)	(2.1)	2,252
Total assets/liabilities and equity	56,845	4.2	8.8	54,548
Deposits from central banks and credit institutions	4,761	(8.4)	(4.3)	5,197
Deposits from customers	44,024	10.6	15.5	39,812
Debt certificates	—	—	—	—
Subordinated liabilities	651	(7.3)	(3.2)	703
Inter-area positions	—	—	—	1,415
Financial liabilities held for trading	183	(24.7)	(21.3)	243
Other liabilities	4,828	7.6	12.3	4,488
Economic capital allocated	2,397	(10.9)	(7.0)	2,690

Relevant business indicators	30-06-14	31-03-14	30-06-13
Loans under management (1)	42,090	41,141	37,607
Customer deposits under management (1-2)	42,435	39,922	37,715
Mutual funds	—	—	—
Pension funds	—	—	—
Efficiency ratio (%)+	68.8	67.9	67.7
NPA ratio (%)	0.9	1.0	1.5
NPA coverage ratio (%)	168	160	118
Risk premium (%)	0.21	0.20	0.19

(1)	Figures at constant exchange rate.
(2)	Excludes repos.

The United States	27

Activity

The strength of loans under management in the area can be explained mainly by the positive performance in the following portfolios: commercial and commercial real estate, which as of 30-Jun-2014 increased by 13.4% year-on-year; consumer finance (up 8.9%); and residential real-estate (up 10.3%). These figures are the result of the major commercial effort made by BBVA Compass over recent years. These efforts have included the creation of teams specializing in providing financing in the most attractive sectors for the bank, such as energy and health. The loan origination offices, together with improved customer experience and a new range of digital products and services, are having a positive impact on increasing BBVA’s customer base and market share in the United States.

As of 30-Jun-2014 all the asset quality indicators in the area showed a favorable trend. Non-performing loans have continued to fall, and gross additions to NPA closed June at 0.9%, with a quarterly reduction of 6 basis points. The coverage ratio increased by over 7.5 percentage points over the same time period, ending the half-year at 168%.

Customer deposits under management also performed well. Their balance closed as of 30-Jun-2014 with a year-on-year rise of 12.5%, as a result of the campaigns designed to attract deposits, which were launched early in the year for both liquid funds and time deposits.

Earnings

The increased volume of activity in recent quarters is having a positive impact on the area’s income statement.

•	Recurring revenue, in other words net interest income plus fees and commissions, has increased in the semester by 5.6% on the same period the previous year, despite the negative impact of the interest-rate environment.

•	Lower contribution of NTI, down 18.1% year-on-year.

•	Cumulative operating expenses in the first half of 2014 grow at a lower rate than in the previous quarter (up 4.9% year-on-year). This trend is explained by the incorporation of Simple, the implementation of the strategic and technological projects in the area, and the commercial effort being made.

•	Impairment losses on financial assets have grown in line with lending activity and thus the risk premium has been stable, closing the half-year at 0.21%.

•	As a result, net attributable profit has risen by 0.6% in the last 12 months to €196m in the first half of the year.

Main highlights

The most notable aspect with respect to brand awareness is that BBVA Compass earned first place honors in the prestigious Annual Reputation Survey commissioned by American Banker, which measures the reputation of the 25 biggest retail banks in the United States. Its score of 78.9 has been 12 points higher than the previous year. The survey rates seven categories: governance, products and services, performance, innovation, working environment, leadership and the impact on local communities. BBVA Compass has been the only banking institution that scored in the top five in all of the categories. It has also been named one of the best regional banks by NerdWallet, a website that compares financial products, due to the characteristics of its products and services that are considered key for consumers: high-yield savings, lack of fees for many of the services offered, service quality, and customer service (easy mobile access or through ATMs). Lastly, products such as the “ClearConnect Checking” account and mobile banking applications have proved very popular and are highly ranked in NerdWallet’s first Consumer Banking Index for the fall of 2013.

The following projects are worth noting in terms of organic growth:

•	Completion of an alliance with OnDeck to boost lending for SMEs. BBVA Compass will use OnDeck’s innovative technology and rating system to offer quicker loans (some available in one workday) and with flexible terms and conditions tailored to each customer’s needs. This alliance is part of the Group’s goal of leading the technological transformation of the financial industry.

•	Conclusion of a collaboration agreement with CareCloud, a provider of integrated financial services and technology programs for the healthcare sector. Its innovative technology will provide small-scale medical practices with access to the bank’s financial products and services. This segment has been neglected by the major financial institutions, which tend to focus more on larger hospitals.

•	Establishment of a new business unit specializing in the transport sector to offer loans, revolving credit facilities and other financial products and services to customers in industries related to logistics and maritime, rail and air transport.

•	Signing of an agreement with Wal-Mart Mexico and Central America that will allow people to collect remittances sent by the bank’s customers from the United States at the retailer’s outlets in the region, numbering over 1,100.

In new products and services a new complaint management system to resolve customer incidents more quickly and prevent them from occurring in the future has already entered the final phase. This is intended to standardize and monitor practices for resolving complaints in all the bank’s units and improve customer experience.

Lastly, in the area of corporate responsibility BBVA Compass has been recognized by Americans for the Arts as one of the ten companies in the country that provide the most support for the arts, thanks to the bank’s commitment through scholarships, local collaboration, volunteer work programs and sponsorship.

28	Business areas

Eurasia

Highlights in the second quarter of 2014

- Appreciation of the Turkish lira against the euro over the quarter.
- Better outlook for Garanti.
- Significantly better earnings than in the previous quarter.
- CNCB dividend.
- Good risk indicators.

Business activity
(Year-on-year change at constant exchange rates. Data as of 30-06-2014)

8.2%
Loans under management
0.2%
Customer deposits under management

Net interest income/ATA
(Percentage. Constant exchange rates)

1.88
1.74
1.92
1.86
1.95
2Q
3Q
4Q
2013
1Q
2Q
2014

Operating income
(Million euros at constant exchange rates)

-7.6% (1)
597
552
241
356
136
171
190
363
1Q
2Q
3Q
4Q
2013
1Q
2Q
2014

(1) At current exchange rates: -17.1%.

Net attributable profit
(Million euros at constant exchange rates)

+15.2% (1)
314
362
104
210
62
33
107
255
1Q
2Q
3Q
4Q
2013
1Q
2Q
2014

(1) At current exchange rates: +2.8%.

Loans under management breakdown
(Percentage as of 30-06-2014)

Consumption 14.2
Other loans 70.8
CIB 34.1
Mortgage 15.0
Business and commercial 36.7

Breakdown of customer deposits under management
(Percentage as of 30-06-2014)

Other 25.6
Current and saving accounts 20.4
Time deposits 53.9

Eurasia	29

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement (1)	1H14	Δ%	Δ% (2)	1H13
Net interest income	408	(16.6)	(0.4)	489
Net fees and commissions	191	(7.3)	2.2	206
Net trading income	121	(27.3)	(23.6)	166
Other income/expenses	184	9.9	11.6	167
Gross income	903	(12.1)	(1.7)	1,028
Operating expenses	(351)	(3.0)	9.1	(362)
Personnel expenses	(189)	(0.8)	11.1	(191)
General and administrative expenses	(140)	(3.5)	8.3	(145)
Depreciation and amortization	(22)	(16.0)	(1.0)	(27)
Operating income	552	(17.1)	(7.6)	666
Impairment on financial assets (net)	(92)	(51.7)	(47.6)	(191)
Provisions (net) and other gains (losses)	(13)	(63.8)	(58.0)	(35)
Income before tax	447	1.6	14.4	440
Income tax	(85)	(2.9)	10.9	(88)
Net income	362	2.8	15.2	352
Non-controlling interests	—	—	—	—
Net attributable profit	362	2.8	15.2	352

Balance sheet (1)	30-06-14	Δ%	Δ% (2)	30-06-13
Cash and balances with central banks	2,397	10.6	25.1	2,168
Financial assets	8,498	(27.1)	(23.7)	11,665
Loans and receivables	30,310	(5.1)	0.2	31,940
Loans and advances to customers	27,449	(5.6)	(0.4)	29,082
Loans and advances to credit institutions and other	2,860	0.1	7.0	2,858
Inter-area positions	—	—	—	—
Tangible assets	260	(9.1)	(0.1)	286
Other assets	912	(28.1)	(20.5)	1,268
Total assets/liabilities and equity	42,377	(10.5)	(5.2)	47,326
Deposits from central banks and credit institutions	9,514	(32.9)	(30.1)	14,171
Deposits from customers	18,089	1.6	10.1	17,799
Debt certificates	1,139	(3.8)	10.3	1,185
Subordinated liabilities	552	(41.3)	(41.1)	941
Inter-area positions	6,125	47.0	46.8	4,166
Financial liabilities held for trading	322	3.2	7.3	312
Other liabilities	3,699	(11.0)	(1.3)	4,154
Economic capital allocated	2,936	(36.1)	(34.4)	4,598

Relevant business indicators	30-06-14	31-03-14	30-06-13
Loans under management (2)	27,808	27,855	27,861
Customer deposits under management (2-3)	16,523	17,726	15,273
Mutual funds	1,513	1,348	1,340
Pension funds	751	675	641
Efficiency ratio (%)	38.9	48.8	35.2
NPA ratio (%)	3.5	3.4	3.0
NPA coverage ratio (%)	89	88	88
Risk premium (%)	0.62	0.67	1.28

(1)	Pro forma financial statements with Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	Figures at constant exchange rates.
(3)	Excluding repos.

Highlights

With respect to activity during the quarter, there was moderate growth in the balance of loans in Garanti and a slowdown in the rate of deleveraging in the wholesale segment in the rest of Europe and Asia.

There was an improvement on the first quarter of 2014 in quarterly earnings in the area, mainly due to the rise in recurring earnings, although also benefited by the accounting of the dividend from the 9.9% stake that BBVA has in the Chinese bank CNCB.

Macro and industry trends

The Eurozone has continued on the path of growth already underway in the first quarter of 2014. The improved foreign environment, the structural adjustments carried out in peripheral countries, the institutional strengthening of monetary union and the support from the ECB (through the cut in interest rates to all-time lows and the concession of unlimited long-term finance, conditional on the provision of loans to the private sector) have improved conditions of demand and finance in the European Union. However, this improvement is still fragile. It depends on the continuity of the reforms, the application of adjustments still pending and the stability of the external environment.

As regards the Eurozone’s financial system, the highlights are:

•	New progress toward the banking union. In April an agreement was signed by EU Member States on the mutualization of contributions to the Single Resolution Fund. In addition, the Directive for Banking Recovery and Resolution was passed and will be applicable from January 2015. Among its provisions, it covers the circumstances for triggering the resolution of a bank and the mechanisms for bail-ins.

•	Progress in the comprehensive assessment of the balance sheets of the 128 banks that the ECB will supervise, starting in November 2014. The stress tests, which began in May and will end in September, will assess the capacity of each bank to maintain adequate levels of solvency in stress scenarios.

30	Business areas

In Turkey the quarter was marked by the result of the local elections held at the close of March. There was a clear victory by the governing party, which has been positively interpreted by the markets. This has helped stabilize the lira exchange rate in the quarter in the run-up to the August presidential elections. In this environment, the economy has continued to grow at a year-on-year rate of over 4%. The Central Bank of Turkey (CBRT) has begun to relax its monetary policy following the interest rate rises in January. There has been a cumulative cut between May and June of 125 basis points to 8.75%, which the CBRT has justified with reference to exchange-rate stability and improvement in the medium and long-term inflation outlook.

Another relevant element in the quarter has been moderation in the rate of growth of loans in the system (up 17% year-on-year), largely due to the macroprudential measures approved by the Banking Regulation and Supervision Agency (BRSA) at the close of 2013. The NPA ratio in the sector is stable at around 3%. Fund gathering in the private sector has also slowed, although year-on-year growth rates are still around 17%. Finally, it is important to note that the Turkish financial sector maintains high levels of capitalization and profitability.

In China, year-on-year GDP growth in the second quarter of 2014 (latest available information) was 7.5%, in line with the official estimate for the year as a whole. The authorities are pushing through a series of structural reforms to maintain this rate of growth in the long term and to keep possible financial risks in check.

With respect to activity in the Chinese financial sector, the increase in lending has been somewhat restricted, but growth rates are still over 13%.

To better understand the changes in the business figures, the percentages given below refer to constant exchange rates, unless otherwise indicated.

Activity

Loans under management remain stable, both compared with the previous quarter (down 0.2%) and on the close of June 2013 (down 0.2% year-on-year), although with differences between the different segments and banks:

•	Excluding Garanti, the balances from wholesale customers have fallen by 0.4% over the quarter, thanks to the entry of some significant operations between April and June, which have slowed down the year-on-year decline to 6.8%.

•	In contrast, the volume of loans pertaining to the participation in Garanti has grown over the quarter (up 1.8%), though at a more moderate pace than in previous quarters, helped by a more stable macroeconomic and political scenario and the relaxation of monetary policy applied by the CBRT. In this new context, lira-denominated loans have grown in the Turkish entity by 14.7% in the last twelve months, with a notable increase in the consumer finance and mortgage portfolios. Foreign-currency finance, boosted by increased macroeconomic and political stability and the growing contribution of project finance deals, has increased year-on-year by 6.0%.

The asset quality indicators continue at a good level. The NPA ratio closed the quarter at 3.5% (very close to the 3.4% as of 31-Mar-2014), although with a coverage ratio at 89% as of 30-Jun-2014, 161 basis points higher than the previous quarter. The cost of risk in the quarter has declined to 0.62% (a cumulative 0.67% in the first quarter of 2014).

•	In customer funds, customer deposits under management have grown by 8.2% over the last 12 months, despite a decline over the quarter of 6.8%, due basically to the wholesale segment in Europe and Asia, and to a lesser extent to Garanti. In the case of Garanti, the reduction in the quarter is due to a deliberate loss in the market share of the more expensive lira-denominated deposits. They have been replaced by lower-cost foreign-currency funding and by bond issues on the wholesale markets. Despite this, deposits pertaining to the contribution from Garanti continue to post a positive year-on-year growth rate of 7.8%.

Earnings

Eurasia has posted quarterly earnings figures that are significantly better than in the previous quarter, with a net attributable profit through June of €362m, a year-on-year rise of 15.2%. This quarterly improvement is due both to Garanti and the wholesale business in the area, as well as the accounting for the dividend corresponding to the 9.9% stake that BBVA has in CNCB for €139m.

Garanti’s net interest income is still under pressure from the increased cost of lira-denominated deposits in the previous quarter, although the interest-rate cuts implemented by the CBRT in May and June are beginning to be reflected in the cost of funding. In this environment, the active management carried out by Garanti to reprice the loan book, as well as the search for alternative sources of lower-cost of funding, have improved the net interest income in the area in the second quarter (up 8.1% on the first quarter). The year-on-year comparison is now more stable (down only 0.4% compared with a fall of 2.1% in the first quarter).

Eurasia	31

Income from fees and commissions also improved between April and June (up 12.6% over the quarter). As a result, there was a year-on-year rise in the half-year of 2.2%. Garanti continues to have a diversified revenue base from fees, with a growing contribution from the Payment Channels and the Insurance and Pension units.

NTI in the quarter was similar to the first three months of 2014, although the cumulative total through June showed a year-on-year decline of 23.6% on the figure for the first half of 2013, which was extraordinarily high.

Operating expenses fell over the quarter, slowing the year-on-year rise in the cumulative total in the first half of 2014 to 9.1% (compared with a rise of 14.6% in the first three months of 2014). This slowdown can be explained by the cost restrictions applied in Europe and the stability of structures and networks in Turkey, following the conclusion of the expansion plan undertaken in 2013.

Finally, there was a drop in impairment losses on financial assets over the quarter, with a year-on-year decline of 47.6% in the first half of the year. The main reason for this reduction is Garanti, with lower specific needs in the wholesale segment and more limited generic provisions due to the more moderate rate of increase in lending, in particular in the consumer finance portfolio.

Main highlights

BBVA and Garanti Bank have headed up the financing of the STAR project to construct a refinery on Turkey’s west coast. This is one of the biggest project finance operations ever closed in the country. It has a very important strategic value in terms of reducing Turkey’s dependence on the import of petrochemical products. The close of this operation has been the result of joint effort and collaboration between teams including BBVA’s Project Finance and Global Trade Finance, together with those of Garanti Bank.

With the aim of increasing BBVA’s presence in the United Arab Emirates, BBVA has signed a memorandum of understanding with the National Bank of Abu Dhabi (NBAD) to boost the commercial and wholesale banking businesses for its customers who are already in the region or who have an interest in being there.

Garanti. Significant data 30-06-14 (1)

30-06-14
Financial statements (million euros)
Attributable profit	529
Total assets	70,290
Loans and advances to customers	42,498
Deposits from customers	35,926
Relevant ratios (%)
Efficiency ratio (2)	46.2
NPA ratio	2.2
Other information
Number of employees	19,075
Number of branches	995
Number of ATMs	4,000

(1)	BRSA data for the Garanti Bank.
(2)	Normalized figure excluding the effect of non-recurrent items.

32	Business areas

Mexico

Highlights in the second quarter of 2014

- Buoyant activity in an environment of moderate economic growth.
- Solid income statement, delivering double-digit growth, based on recurring revenue.
- Stable risk indicators.

Business activity

(Year-on-year change at constant exchange rate. Data as of 30-06-2014)

8.9%
10.0%
Loans under management
Customer deposits under management

Net interest income/ATA

(Percentage. Constant exchange rate)

5.28
5.16
5.36
5.68
5.21
2Q
3Q
4Q
1Q
2Q
2013
2014

Operating income

(Million euros at constant exchange rate)

+12.2% (1)
1,764
1,980
870
894
882
1,002
977
1,003
1Q
2Q
3Q
4Q
1Q
2Q
2013
2014

(1) At current exchange rate: +3.0%.

Net attributable profit

(Million euros at constant exchange rate)

+12.5% (1)
800
900
399
402
396
504
457
443
1Q
2Q
3Q
4Q
1Q
2Q
2013
2014

(1) At current exchange rate: +3.2%.

Loans under management breakdown

(Percentage as of 30-06-2014)

Consumption 26.1
Other loans 50.9
CIB 18.4
Mortgage 22.9
Business and commercial 32.5

Breakdown of customer deposits under management

(Percentage as of 30-06-2014)

Other 22.0
Current and saving accounts 61.1
Time deposits 16.9

Mexico	33

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1H14	Δ%	Δ% (1)	1H13
Net interest income	2,354	5.7	15.2	2,227
Net fees and commissions	560	(3.7)	5.0	581
Net trading income	108	(5.0)	3.5	114
Other income/expenses	112	(36.5)	(30.8)	177
Gross income	3,134	1.2	10.3	3,098
Operating expenses	(1,155)	(1.8)	7.1	(1,176)
Personnel expenses	(498)	(0.9)	8.0	(503)
General and administrative expenses	(568)	(3.9)	4.7	(592)
Depreciation and amortization	(88)	8.4	18.2	(81)
Operating income	1,980	3.0	12.2	1,923
Impairment on financial assets (net)	(750)	2.8	12.0	(730)
Provisions (net) and other gains (losses)	(42)	32.9	44.8	(31)
Income before tax	1,188	2.3	11.5	1,161
Income tax	(287)	(0.5)	8.4	(289)
Net income	900	3.2	12.5	872
Non-controlling interests	—	—	—	—
Net attributable profit	900	3.2	12.5	872

Balance sheet	30-06-14	Δ%	Δ% (1)	30-06-13
Cash and balances with central banks	4,442	(16.6)	(13.3)	5,324
Financial assets	34,870	24.1	29.0	28,096
Loans and receivables	43,942	(0.7)	3.2	44,249
Loans and advances to customers	41,504	6.5	10.7	38,980
Loans and advances to credit institutions and other	2,438	(53.7)	(51.9)	5,269
Tangible assets	1,411	12.7	17.1	1,252
Other assets	3,813	18.3	22.9	3,224
Total assets/liabilities and equity	88,479	7.7	12.0	82,145
Deposits from central banks and credit institutions	8,617	6.9	11.1	8,062
Deposits from customers	46,030	9.9	14.2	41,879
Debt certificates	4,345	5.0	9.1	4,140
Subordinated liabilities	3,770	(8.3)	(4.7)	4,113
Financial liabilities held for trading	7,291	8.6	12.8	6,716
Other liabilities	13,633	7.9	12.1	12,640
Economic capital allocated	4,791	4.3	8.4	4,595

Relevant business indicators	30-06-14	31-03-14	30-06-13
Loans under management (1)	40,311	39,430	37,013
Customer deposits under management (1-2)	43,908	42,019	39,922
Mutual funds	18,362	17,191	18,001
Pension funds	—	—	—
Efficiency ratio (%)	36.8	37.0	37.9
NPA ratio (%)	3.4	3.4	4.0
NPA coverage ratio (%)	113	114	109
Risk premium (%)	3.61	3.51	3.62

(1)	Figures at constant exchange rate.
(2)	Including all the repos.

Highlights

In the first half of 2014, BBVA’s commercial activity in Mexico continued to be strong, despite the fact that the country’s macroeconomic growth was more moderate than initially forecast and the interest rates lower.

The income statement has benefited from this improved activity, and maintained sound generation of recurring revenue, with a year-on-year increase in the net attributable profit of 12.5% to €900m.

Macro and industry trends

In the first few months of the year, the Mexican economy recorded lower than expected activity. In fact, these reduced growth prospects led the Central Bank of Mexico (Banxico) to surprise the markets with a reduction of 50 basis points in the reference interest rate to yet another all-time low (3.0%). This decision was possible thanks to inflation being held in check within its target range, closing the second quarter of 2014 at 3.3%. However, some of the latest economic indicators published, particularly those linked to the foreign sector, appear to point to an acceleration in economic activity in the second half of the year.

With respect to the financial system, the Mexican banks’ performing loans to the private sector grew 9.7% year-on-year according to data from the Mexican National Banking and Securities Commission (CNBV) at the close of May. This is a higher than that reported in April 2014 (up 9.3%) and similar to the figure reported in May 2013 (up 9.5%). Bank deposit gathering (current and savings accounts) grew in the same period by 11.1% (also with figures from May 2014). This figure, the highest in the year so far, was mainly boosted by demand deposits, although time deposits have begun to consolidate their growth begun the previous quarter. The industry has high levels of solvency, with a total capital adequacy ratio of 15.6%, according to figures as of the close of April 2014.

To better understand the changes in the business, the percentages given below refer to constant exchange rates, unless otherwise indicated. Over the quarter, the Mexican currency has gained 1.7% against the euro. However, over the last 12 months it has accumulated a loss of 3.8% in terms of the final exchange rate and 7.1% in the average rate.

34	Business areas

Activity

In spite of the moderate economic environment, loans under management in the area have grown by 2.2% over the quarter to €40,311m, equivalent to year-on-year growth of 8.9%. The figure has been boosted once more by the increase in commercial and consumer loans.

The wholesale portfolio is once more the strongest, with a balance of €18,210m (up 10.9% year-on-year), thanks to a good performance of lending to corporations and SMEs, whose rates of year-on-year growth continue in double figures, at 11.8% and 19.8% respectively.

The retail portfolio has grown by 7.7% on the figure at the close of the first half of 2013. There has been a notable rise in consumer loans which comprise payroll loans, personal and auto loans, and grew 21.5% overall in the last 12 months. Finance for small businesses has also increased at a good year-on-year rate (up 24.2%). The mortgage portfolio has grown at a very moderate pace, although new production figures have been good, with double-digit growth rates in the last 12 months of 12.8%.

BBVA’s risk indicators in Mexico continue stable, at similar levels to those at the close of the previous quarter. They compare favorably with those of the main local competitors. The NPA ratio ended the half-year at 3.4%, while the coverage ratio was 113%.

On-balance-sheet customer funds are also increasing at a positive rate both over the quarter (up 4.5%) and in the last 12 months (up 10.0%) to a balance as of 30-Jun-2014 of €43,908m. Demand deposits continue with their positive trend (up 6.1% over the quarter, while time deposits increased by 5.2% also over the quarter. In any event, the focus is still on profitability rather than volume when it comes to attracting time deposits. As a result, lower-cost funds (current and savings accounts) account for 80.6% of customer fund gathering, once more pushing down the cost of the mix in the year. Finally, there was also an improvement in the volume of mutual funds, which have increased by 5.0% over the quarter, after a modest performance in previous quarters.

Earnings

BBVA’s half-yearly earnings in Mexico were strongly supported by positive figures from the more recurring revenue, as well as good cost and risk management. This means that the bank has maintained very favorable levels of profitability and efficiency.

With respect to recurring revenue, there was notable growth of 15.2% in net interest income over the last 12 months, thanks to increased activity and active price management. In fact, customer spreads have increased from 12.01% in the first half of 2013 to 12.24% over the first six months of 2014, despite the current environment of extremely low interest rates. In terms of profitability, the area’s ratio of net interest income over ATA closed the half-year at 5.8%, compared with 5.0% in the sector as a whole (using local criteria, and according to the latest information available at the close of May 2014 from the Mexican National Banking and Securities Commission).

Income from fees and commissions also posted good figures, with a year-on-year growth of 5.0%. The best performers have been the fees from credit and debit-card transactions, as well as those from CIB and pertaining to corporate debt placement.

NTI increased in the second quarter, leaving the accumulated total for the half-year at €108m, 3.5% more than in the same period the previous year, due to the positive contribution of both the Global Markets unit and local Assets/Liability Management. The amount of the other income/expenses item was similar between April and June and the first three months of the year, with a year-on-year decline in the half-yearly figure of 30.8%, partly due to lower income from insurance activities. As a result, the gross income in the area continues growing at double-digit rates (up 10.3% year-on-year) to €3,134m.

Operating expenses have grown by 7.1% on the same period in 2013, partly because of the costs derived from the expansion and renewal plan for the commercial network being undertaken by the bank. As a result, operating income increased by 12.2% in the first half of the year. The efficiency ratio stood at 36.8% at the close of June 2014, an improvement of 110 basis points over the last 12 months.

Finally, impairment losses on financial assets increased year-on-year by 12.0%, closely in line with the rate of growth in commercial activity. This meant the cost of risk for the half-year remains stable, at 3.61% compared with 3.62% in the same period in 2013.

As a result, the net attributable profit through June 2014 increased by 12.5% year-on-year to €900m.

Main highlights

BBVA Bancomer has successfully completed a public offering of senior trust bonds for Fibra Uno (a vehicle for investment in real estate). This is Fibra Uno’s third follow-on offering and the biggest placement carried out by the institution in Mexico, for €1,853m.

At the same time, there has been a successful placement of shares in the restaurant chain Alsea for €390m, an operation that was four times oversubscribed.

BBVA Bancomer has established a commercial alliance with Jaguar-Land Rover to boost pre-approved loans and leasing for HNWI and private banking customers.

BBVA Bancomer’s financial literacy program “Adelante Con Tu Futuro” (Forward with your Future) has received recognition for “Excellence in Financial Literacy Education” from the Institute for Financial Literacy, a non-governmental organization based in the United States. The institution granted the award to BBVA Bancomer in the category “Adult Financial Literacy Program of the Year”. This is the first time the award has been given to a Latin American institution.

Mexico	35

South America

Highlights in the second quarter of 2014

- Positive impact of exchange rates in the quarter.
- High rates of growth in activity.
- Positive trend in recurring revenue.
- Improvement in of the main risk indicators.
- Best Bank in Latin America, Venezuela and Peru, according to *Euromoney*.

Business activity

(Year-on-year change at constant exchange rates. Data as of 30-06-2014)

24.3%
24.1%
Loans under management
Customer deposits under management

Net interest income/ATA

(Percentage. Constant exchange rates)

South America
South America excluding Venezuela
5.34
5.67
6.07
5.41
6.10
4.35
4.54
4.53
4.63
4.79
2Q
3Q
4Q
1Q
2Q
2013
2014

Operating income

(Million euros at constant exchange rates)

+24.8% (1)
1,057
1,320
532
526
621
733
677
643
1Q
2Q
3Q
4Q
1Q
2Q
2013
2014

(1) At current exchange rates: –8.7%.

Net attributable profit

(Million euros at constant exchange rates)

+17.7% (1)
410
483
213
197
245
281
247
236
1Q
2Q
3Q
4Q
1Q
2Q
2013
2014

(1) At current exchange rates: –12.0%.

Loans under management breakdown

(Percentage as of 30-06-2014)

Consumption 25.4
Other loans 55.2
CIB 15.2
Mortgage 19.3
Business and commercial 40.1

Breakdown of customer deposits under management

(Percentage as of 30-06-2014)

Other 10.0
Current and saving accounts 60.5
Time deposits 29.5

36	Business areas

Highlights

In the second quarter of 2014 business activity continued its positive trend of the start of the year in both lending and customer funds, in all the countries where BBVA operates.

The result has been excellent earnings figures in the area, supported by strong recurring revenue. They have offset the effect of increased expenses due to the expansion plans and high inflation rates in some countries in the region, and the higher loan-loss provisions, which increased in line with greater lending activity.

Macro and industry trends

In the macroeconomic environment in the region, GDP growth in the first half of 2014 was lower than expected, above all in Argentina and Venezuela, due to the slowdown of domestic demand. The Andean countries (Chile, Colombia and Peru) continue to deliver solid growth in activity levels, although the growth rates are slower than last year. On the positive side, the conditions for accessing finance are improving. If this trend continues, the outlook will become more optimistic. The financial markets in the zone have also improved, following episodes of volatility in 2013 and the start of 2014. It is worth noting in this respect that the capital flows and asset prices are recovering.

South America’s financial system remains sound, with good levels of solvency, robust profitability and NPA ratios in check. This solidity is supported by the adoption of macroprudential policies that mitigate risks in the sector, such as the proposal of the Central Bank of Chile in May regarding the management of bank liquidity. With respect to activity, lending continues at high rates of growth (double-digit) in most countries, although with signs of moderation.

Finally, the performance of the area’s currencies against the euro in the second quarter of the year has been helped by a more favorable financial environment, with the central banks of developed countries supporting global liquidity (as in the case of the ECB) or maintaining the current status quo (the Fed continues to reduce its asset purchases). In this context, all the currencies except the Argentinean peso (which has depreciated slightly by 0.6% since March) have gained against the euro in the second quarter, reversing the trend of the previous two quarters. To better understand the changes in the business figures, the percentages given below refer to constant exchange rates, unless otherwise indicated.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1H14	Δ%	Δ%(1)	1H13
Net interest income	2,061	(3.0)	37.9	2,124
Net fees and commissions	391	(13.5)	19.9	452
Net trading income	246	(24.5)	11.1	326
Other income/expenses	(335)	6.5	125.5	(315)
Gross income	2,362	(8.7)	24.8	2,586
Operating expenses	(1,042)	(8.6)	24.8	(1,141)
Personnel expenses	(514)	(10.7)	20.9	(576)
General and administrative expenses	(455)	(6.3)	28.4	(486)
Depreciation and amortization	(73)	(7.9)	30.8	(79)
Operating income	1,320	(8.7)	24.8	1,445
Impairment on financial assets (net)	(306)	(3.8)	23.0	(318)
Provisions (net) and other gains (losses)	(54)	13.6	205.0	(48)
Income before tax	959	(11.1)	21.3	1,079
Income tax	(265)	(5.0)	29.6	(279)
Net income	694	(13.3)	18.5	801
Non-controlling interests	(212)	(16.0)	20.3	(252)
Net attributable profit	483	(12.0)	17.7	549

Balance sheet	30-06-14	Δ%	Δ%(1)	30-06-13
Cash and balances with central banks	10,644	2.1	34.9	10,421
Financial assets	9,186	(18.1)	(1.7)	11,217
Loans and receivables	50,786	3.6	25.0	49,003
Loans and advances to customers	46,135	5.0	25.1	43,934
Loans and advances to credit institutions and other	4,651	(8.3)	23.7	5,070
Tangible assets	857	6.9	36.5	802
Other assets	1,565	(13.0)	5.4	1,800
Total assets/liabilities and equity	73,038	(0.3)	21.8	73,244
Deposits from central banks and credit institutions	4,361	(12.5)	(3.0)	4,981
Deposits from customers	50,343	(0.2)	24.8	50,435
Debt certificates	4,266	11.1	20.6	3,842
Subordinated liabilities	1,262	(2.9)	5.6	1,301
Financial liabilities held for trading	1,378	15.3	28.7	1,195
Other liabilities	8,349	(0.7)	23.1	8,406
Economic capital allocated	3,079	(0.2)	21.1	3,084

Relevant business indicators	30-06-14	31-03-14	30-06-13
Loans under management (1)	46,784	44,265	37,635
Customer deposits under management (1-2)	54,727	53,270	44,086
Mutual funds	3,171	3,220	3,032
Pension funds	3,828	3,656	3,316
Efficiency ratio (%)	44.1	42.6	44.1
NPA ratio (%)	2.1	2.2	2.2
NPA coverage ratio (%)	138	136	136
Risk premium (%)	1.35	1.23	1.32

(1)	Figures at constant exchange rates.
(2)	Excluding repos and including specific marketable debt securities.

South America	37

Activity

The high rate of growth in activity is reflected in all the countries in which BBVA operates:

•	At the close of June 2014, loans under management grew 24.3% year-on-year, thanks once more to the positive performance of credit cards (up 45.4%) and commercial finance (up 25.5%). As a result, there was a year-on-year gain in market share of 41 basis points (all the market share information given below uses the latest available information as of May 2014).

•	This growth in activity has been accompanied by improvement in the main risk indicators. The NPA ratio has fallen in the quarter to 2.1%, while the coverage ratio has increased from 136% to 138%. Thus strong activity has gone hand-in-hand with high asset quality.

•	Customer deposits under management have grown at a similar rate to lending (up 24.1% year-on-year), once more boosted by lower-cost current and savings accounts, which increased by 32.3% in the last 12 months. As a result, there was a year-on-year gain in market share of 15 basis points. Time deposits also performed well, with a rise of 10.9% and a gain of 12 basis points in market share.

•	By countries, the highlights of banking activity are as follows:

•	Argentina saw loans increase by 23.9% on the figure for June 2013, thanks mainly to the boost from credit cards, which increased by 59.2% and gained 113 basis points of market share over the year. Customer funds (on and off-balance-sheet) have grown by 32.0%, with a strong year-on-year rate of growth in all products, particularly mutual funds (up 74.0%), which gained 37 basis points of market share since May 2013.

•	In Chile lending increased above the figure for the industry as a whole (up 13.1% year-on-year), gaining 23 basis points of market share. The mortgage portfolio performed well, with a rise of 15.6% in year-on-year terms, and a gain in market share of 20 basis points. On-balance-sheet funds have grown at a higher rate than lending (up 16.4%).

•	In Colombia activity continues strong, as reflected in the year-on-year rates of growth for lending (up 18.9%) and customer funds (up 7.5%). This positive performance cuts across all product lines. As a result, there has been a year-on-year gain in market share of 45 basis points in lending and 44 points in deposits.

•	In Peru lending has grown by 16.3% in year-on-year terms, boosted by the good performance of mortgages (up 12.6%) and commercial lending (up 25.0%). The trend in customer funds is also positive, with an increase of 12.3%
over the same period, above all in the lower-cost current and savings accounts, with year-on-year growth of 26.5% and gaining 105 basis points in market share over the last 12 months.

•	Finally, in Venezuela lending and deposits both performed outstandingly well, with year-on-year growth of 77.1% and 69.0% respectively, strongly supported by credit cards (up 77.0%) and commercial lending (up 54.2%) on the asset side, and demand and savings deposits (up 78.7%) on the liabilities side. Loans have gained 23 basis points of market share over the last 12 months and deposits 21 basis points.

Earnings

Earnings for the half-year are still influenced by the depreciation of the Argentinean peso (though this had a greater impact at the start of the year) and the application in Venezuela of the exchange rate resulting from the new SICAD I foreign-exchange system, which complements the official market. The highlights of the first half of the year are:

•	A year-on-year increase of 24.8% in cumulative gross income through June 2014, strongly supported by the excellent performance of activity and the maintenance of customer spreads. This was achieved despite the higher hyperinflation adjustment in Venezuela, which has been more negative in the first half of 2014 than in the same period of 2013 (at constant exchange rates).

•	The rate of growth of operating expenses is again the result of the technological expansion and transformation plans being implemented in the region, combined with the high inflation in some countries.

•	Impairment losses on financial assets have grown closely in line with lending (up 23.0% year-on-year). The cumulative cost of risk at 1.35% is at very similar levels to those of the first half of 2013 (1.32%).

•	Overall, South America generated a cumulative net attributable profit through June 2014 of €483m, a year-on-year rise of 17.7%.

•	This half-yearly result can be broken down by country as follows:

•	Argentina a result strongly supported by higher net interest income, and also by the revaluation of dollar positions due to the depreciation of the peso. These two factors have offset the increase in expenses and loan-loss provisions. As a result, the net attributable profit increased year-on-year by 56.6% to €93m.

•	In Chile there was a significant increase in net interest income, based on higher activity and the positive impact of the trend in inflation over the last 6 months. With good performance from expenses and loan-loss provisions, the net attributable profit totaled €78m in the first half of 2014, 87.8% more than in the same period in 2013.

38	Business areas

•	Colombia has contributed a net attributable profit of €131m, also strongly leveraged on growth in net interest income (up 16.1%). However, increased expenses resulting from the expansion plans implemented during the year and loan-loss provisions closely in line with growth in lending explain why the figure has fallen by 0.5% in year-on-year terms.

•	In Peru growth in net interest income and income from fees and commissions have offset increased expenses (also due to expansion plans). The net attributable profit stands at €77m, 6.1% up on the same period the previous year.

•	Finally, the net attributable profit in Venezuela stands at €74m (up 2.0% year-on-year). Here the strength of recurring revenue is largely offset by the increase in expenses and loan-loss provisions.

Main highlights

The most significant aspects in the quarter are as follows:

•	In Peru, BBVA Continental has launched its new online banking service, with which it expects to triple the number of online users. It has also presented its new Corporate and Institutional Investment Banking division.

•	The awards and recognition received in the quarter include the following:

•	The magazine Euromoney has named BBVA the “Best Bank in Latin America.” The award is a recognition of the leading position of BBVA in the region, as well as its solidity, solvency and growing customer base.

•	BBVA Provincial has been named “Best Bank in Venezuela” for the eighth year in a row by Euromoney as part of its Awards for Excellence 2014, which it grants every year to outstanding companies in the international financial sector.

•	Euromoney has also chosen BBVA Continental as the “Best Bank in Peru” for the second year in a row.

South America. Data per country

(Million euros)

	Operating income				Net attributable profit
Country	1H14	Δ%	Δ% at constant exchange rates	1H13	1H14	Δ%	Δ% at constant exchange rates	1H13
Argentina	217	(2.8)	54.9	223	93	(1.7)	56.6	95
Chile	173	16.2	40.0	149	78	55.8	87.8	50
Colombia	270	3.2	15.7	262	131	(11.2)	(0.5)	148
Perú	305	(6.4)	4.4	326	77	(5.0)	6.1	81
Venezuela	315	(29.4)	35.5	445	74	(46.8)	2.0	139
Otros países (1)	40	0.3	11.8	40	30	(17.5)	(8.4)	36
Total	1,320	(8.7)	24.8	1,445	483	(12.0)	17.7	549

(1)	Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

South America	39

Corporate Center

Financial statements

(Million euros)

Income statement	1H14	Δ%	1H13
Net interest income	(326)	(3.0)	(336)
Net fees and commissions	(58)	201.4	(19)
Net trading income	(29)	n.m.	215
Other income/expenses	47	257.8	13
Gross income	(365)	187.7	(127)
Operating expenses	(517)	(11.0)	(581)
Personnel expenses	(220)	(8.2)	(239)
General and administrative expenses	(67)	(48.6)	(130)
Depreciation and amortization	(231)	9.0	(212)
Operating income	(883)	24.7	(708)
Impairment on financial assets (net)	2	n.m.	(1)
Provisions (net) and other gains (losses)	(118)	n.m.	(25)
Income before tax	(999)	36.1	(734)
Income tax	224	25.4	178
Net income from ongoing operations	(775)	39.5	(556)
Results from corporate operations	—	—	1,468
Net income	(775)	n.m.	912
Non-controlling interests	1	n.m.	(135)
Net attributable profit	(774)	n.m.	777
Net attributable profit (excluding results from corporate operations)	(774)	12.0	(691)

Balance sheet	30-06-14	Δ%	30-06-13
Cash and balances with central banks	20	(75.9)	81
Financial assets	3,090	29.0	2,395
Loans and receivables	36	(95.4)	774
Loans and advances to customers	36	(93.9)	589
Loans and advances to credit institutions and other	—	—	185
Inter-area positions	—	—	—
Tangible assets	2,097	6.8	1,964
Other assets	16,718	(8.8)	18,339
Total assets/liabilities and equity	21,960	(6.8)	23,553
Deposits from central banks and credit institutions	—	—	1,535
Deposits from customers	—	—	(392)
Debt certificates	4,620	(50.2)	9,283
Subordinated liabilities	4,504	n.m.	368
Inter-area positions	(14,054)	23.6	(11,374)
Financial liabilities held for trading	—	—	—
Other liabilities	5,807	(18.4)	7,116
Shareholders’ funds	46,265	0.8	45,888
Economic capital allocated	(25,182)	(12.8)	(28,870)

The highlights of the Corporate Center income statement are detailed below:

•	The Telefónica dividend paid and booked in May has consequently improved performance of quarterly gross income compared with the first three months of 2014. The cumulative figure for the first half-year shows a loss of €365m, compared to a loss of €127m in the same period 2013. The dividend payment from Telefónica, which was not received in the second quarter of 2013 as the dividend was temporarily suspended, is not enough to offset the effect of high NTI registered in the first half of 2013, mainly due to the sale of certain Unnim positions.

•	Operating expenses in check. Between April and June 2014 this item declined €40m, leading to a year-on-year decline of 11.0% in the first six months of the year thanks to cost containment policies applied by the Group’s holding units.

•	There were no results from corporate operations, which were high in the first half of 2013 due to the income from the pension business in Latin America (including capital gains from the sale of Afore Bancomer in Mexico and the pension fund managers in Colombia and Peru) and equity-accounted income (excluding dividends) from BBVA’s stake in CNCB.

•	The 2013 figures also include BBVA Panama earnings until its sale, which was closed in December 2013.

Considering all the above, the Corporate Center reported a loss of €774m in the first half of 2014.

Asset/Liability Management

The Assets and Liabilities Management unit is responsible for managing structural interest-rate and foreign-exchange positions, the Group’s overall liquidity as well as shareholders’ funds.

Earnings from the management of liquidity and the structural interest-rate positions in each balance sheet are registered in the corresponding areas.

40	Business areas

With respect to the management of exchange-rate risk of the BBVA Group’s long-term corporate investments, the results are included in the Corporate Center and explained in detail in the Risk Management section, under the sub-section Structural Risks.

The bank’s capital management has a twofold aim: to maintain levels of capitalization appropriate to the business targets in all the countries in which it operates; and to maximize return on shareholders’ funds through the efficient allocation of capital to the various units, good management of the balance sheet and proportionate use of the various instruments that comprise the Group’s equity: common stock, preferred securities, conditional convertible bonds and subordinate debt.

In the second quarter of 2014 BBVA issued €1.5 billion in subordinated debt, eligible as Tier II under the new CRD-IV regulations, with a coupon of 3.5%. Demand for the issue was over €7 billion, as explained in the report for the first quarter of 2014.

Furthermore, in July BBVA paid a gross cash dividend of €0.08 for each outstanding share.

All these measures mean that the current levels of the Group’s solvency easily meet the legal requirements and enable appropriate compliance with all the capital targets, as stated in the Capital Base chapter.

Corporate Center	41

Other information: Corporate & Investment Banking

Highlights in the second quarter of 2014

- The good performance of credit activity continues.
- Earnings: Strength and high quality of gross income.
- Revenue strongly supported by customer activity.
- Costs held in check.
- Improvement in asset quality.

Business activity

(Year-on-year change at constant exchange rates. Data as of 30-06-2014)

16.7%
4.0%
Loans under management
Customer deposits under management

Gross income/ATA

(Percentage. Constant exchange rates)

1.54
1.48
1.50
1.76
1.31
2Q
3Q
4Q
1Q
2Q
2013
2014

Operating income

(Million euros at constant exchange rates)

+9.1% (1)
933
1,018
493
440
434
474
588
431
1Q
2Q
3Q
4Q
1Q
2Q
2013
2014

(1) At current exchange rates: -2.7%.

Net attributable profit

(Million euros at constant exchange rates)

+9.2% (1)
518
566
269
249
283
311
343
223
1Q
2Q
3Q
4Q
1Q
2Q
2013
2014

(1) At current exchange rates: -2.0%.

Loans under management breakdown by country

(Percentage as of 30-06-2014)

South America 14.1
Spain 40.8
Mexico 14.8
Eurasia 18.9
The United States 11.4

Breakdown of customer deposits under management by country

(Percentage as of 30-06-2014)

South America 23.9
Spain 37.5
Mexico 17.9
Eurasia 10.2
The United States 10.6

42	Business areas

Highlights

Good level of both lending and deposit activity in practically all the geographical areas. In Europe, specifically in Spain, the economic deleveraging process continues, although at a more moderate pace than in previous quarters.

In earnings, gross income has maintained its strength and quality, supported once more by good revenue figures from activity with customers. In addition, expenses have remained in check (with a growth rate below that of revenue) and asset quality has improved.

Macro and industry trends

The most relevant macroeconomic and industry trends affecting the Group’s wholesale business in the first half of the year have been:

•	The confirmed upward trend for the global economy, though weaker than expected a few months ago.

•	The global environment has been assisted by the economic policies undertaken in recent quarters, which have reduced uncertainty and balanced risks.

•	Positive impact of exchange rates over the quarter, but negative over the last 12 months. All the comments below on rates of exchange will be expressed at a constant exchange rate, unless expressly stated otherwise.

Activity

CIB continues to focus on its customer-centric strategy, boosting cross-selling and prioritizing profitability over volume. From the point of view of activity this means:

•	Maintaining the trend mentioned in the first quarter of 2014 for increased loans under management, which grew 4.0% year-on-year (up 1.2% excluding Global Markets figures) and 4.8% over the quarter (up 0.8% excluding Global Markets balances). Growth in general across all geographical areas, except for Europe and particularly Spain, where the process of economic deleveraging continues, though at a slower pace.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1H14	Δ%	Δ% (1)	1H13
Net interest income	752	1.0	12.0	745
Net fees and commissions	383	1.7	8.2	376
Net trading income	280	(26.8)	(14.6)	382
Other income/expenses	49	n.m.	n.m.	(9)
Gross income	1,464	(2.0)	8.0	1,494
Operating expenses	(446)	(0.5)	5.5	(448)
Personnel expenses	(237)	(1.8)	1.9	(241)
General and administrative expenses	(199)	1.2	10.2	(197)
Depreciation and amortization	(9)	(1.6)	4.3	(9)
Operating income	1,018	(2.7)	9.1	1,046
Impairment on financial assets (net)	(117)	9.4	5.6	(107)
Provisions (net) and other gains (losses)	(13)	2.9	38.0	(13)
Income before tax	888	(4.2)	9.2	927
Income tax	(253)	(5.2)	5.8	(267)
Net income	635	(3.7)	10.6	660
Non-controlling interests	(70)	(15.8)	23.8	(83)
Net attributable profit	566	(2.0)	9.2	577

Balance sheet	30-06-14	Δ%	Δ% (1)	30-06-13
Cash and balances with central banks	4,015	(12.4)	(6.6)	4,581
Financial assets	88,778	12.1	13.5	79,215
Loans and receivables	72,429	2.0	4.5	70,987
Loans and advances to customers	50,348	1.1	4.0	49,817
Loans and advances to credit institutions and other	22,081	4.3	5.7	21,170
Inter-area positions	—	—	—	950
Tangible assets	24	(21.9)	(19.5)	31
Other assets	4,326	38.9	44.8	3,115
Total assets/liabilities and equity	169,571	6.7	9.4	158,878
Deposits from central banks and credit institutions	56,592	6.9	7.6	52,935
Deposits from customers	45,476	1.6	9.0	44,753
Debt certificates	(116)	(47.8)	(47.8)	(223)
Subordinated liabilities	1,259	(7.0)	(5.1)	1,354
Inter-area positions	6,050	n.m.	n.m.	—
Financial liabilities held for trading	51,852	2.3	2.7	50,709
Other liabilities	4,190	(16.7)	(14.7)	5,033
Economic capital allocated	4,270	(1.1)	2.1	4,318

Relevant business indicators	30-06-14	31-03-14	30-06-13
Loans under management (1)	50,205	47,901	48,252
Customer deposits under management (1-2)	32,392	29,639	27,749
Mutual funds	766	955	745
Pension funds	—	—	—
Efficiency ratio (%)	30.4	26.9	30.0
NPA ratio (%)	1.5	1.6	1.5
NPA coverage ratio (%)	83	83	91
Risk premium (%)	0.47	0.29	0.42

(1)	Figures at constant exchange rates.
(2)	Including area’s repos in Mexico.

Other information: Corporate & Investment Banking	43

•	Improvement in the NPA and coverage ratios over the quarter.

•	Over the first half of 2014 there has been a significant increase in new customer deposits under management, with their balance increasing year-on-year by 16.7% and quarter-on-quarter by 9.3%.

•	As a result, the commercial and liquidity gap of CIB’s banking business continues to diminish.

Earnings

CIB’s income statement continues its strong performance, due in part to the strategy applied in recent quarters. In the first half of 2014 it generated a net attributable profit of €566m, 9.2% higher than in the same period of 2013. This was a result of a number of factors:

•	The good performance of revenue, with a cumulative gross income for the half year up 8.0% year-on-year.

•	Operating expenses in check, increasing under the level of gross income (up 5.5% year-on-year).

•	Finally, impairment losses on financial assets grew by 5.6%, partly due to the increase in lending.

Main highlights

The Mergers & Acquisitions Corporate Finance unit continues to be the Spanish leader in financial advice for M&A deals, with a total of 80 deals advised since 2009, according to Thomson Reuters. Among the deals announced in the second quarter of 2014 are operations involving advice for:

•	The Irish company ESB and Osaka Gas of Japan, in the sale of Bizkaia Energia to ArcLight Capital.

•	FCC, in the sale of 51% of FCC Energía, its renewable energy division, to Plenium Partners.

•	The Board of Directors of Campofrío Food Group, in relation to the takeover bid launched by a consortium made up of Sigma Alimentos of Mexico and WH Group of China.

•	Grupo Corporativo ONO, in its acquisition by Vodafone.

In Equity Capital Markets BBVA has participated in the following:

•	In Spain: as co-lead manager of the biggest initial public offering of a real-estate company, SOCIMI Merlin Properties. In the financial sector it has acted as bookrunner in the capital increase of Liberbank, divided into two phases: an initial public placement, followed by a rights issue.

•	In Europe: as lead manager in the IPO of Euronext in Amsterdam; as co-lead manager in the capital increase of Banco Espirito Santo in Portugal; as co-bookrunner in the capital increase of Deutsche Bank in Germany; and as co-lead manager in the capital increases of Banca Monte dei Paschi and Banco Popolare, both in Italy.

•	In Latin America: capital increases by Alsea and Fibra Uno in Mexico. In both, the Group has acted as joint bookrunner of the domestic and international tranches.

•	In the United States: as co-manager in the public offering of RLJ Lodging Trust.

In Corporate Lending the bank has intervened in various operations:

•	Europe: the EDP (bookrunner) operation, in which 21 entities have taken part; and that of Bayer (mandated lead arranged) for the acquisition of Merck’s personal care division.

•	America: leader as sole bookrunner of the Pronto Holdings syndicate and financial support for an acquisition by Unacem in Peru using a bridge loan.

In Project Finance:

•	Spain: finance for the construction of the Metro of Granada and the hydraulic infrastructure of EMASESA.

•	Eurasia: finance for the acquisition of Vinci Park, for the STAR refinery in Turkey and for an enriched uranium plant for Areva in France.

•	Latin America: finance for the Rutas de Lima project (construction and remodeling of an urban freeway).

•	The United States: closure of a second solar energy deal for Tenaska, C Solar West.

In Leveraged Finance BBVA has maintained its position as one of the main financiers in the Spanish market and has closed operations in Europe including finance for the acquisition of Deoleo by CVC and the purchase of Derprosa by Taghleef Industries.

44	Business areas

Global Transaction Banking (GTB) has continued to launch new online and mobile banking products and services:

•	Operational Host-to-Web certification in BBVA global net cash and improvements in the Relay Bank service at global level.

•	New BBVA net cash platform (Spain, Portugal and its foreign network) and incorporation of new functionalities in Argentina, Mexico, Peru and Colombia.

In addition, with the entry into force of SEPA in February, BBVA was leader in June in transfers, with 14.6% of market share, and in debits, with a share of 17.1% (source: Iberpay). GTB has also participated as performance guarantor for the construction of Line 2 of the Lima Metro and the Windsor-Essex Parkway highway in Canada, and has issued bid bonds for the construction project of the new Cuzco Airport (Peru) and the sustainable development of the Matanza-Riachuelo basin in Argentina. Finally, the unit has received the award of best sub-custodian in Spain at the World’s Best Sub-Custodian Banks 2014 from the magazine Global Finance.

Global Markets has maintained its good performance. With a strongly customer-centric business model, it has maintained its positive trend in gross income, which in the half-year amounted to €651m, strongly supported by the favorable performance of activity with the institutional segment (up 17% year-on-year) and the public sector (up 28% year-on-year).

By geographical areas customer revenue in Europe performed outstandingly well (up 11% year-on-year), boosted by the equity and interest-rate business, as did gross income in the United States (up 49.2% year-on-year).

In the debt markets, BBVA has headed up issues by GDF Suez (the biggest corporate green bond issue on the market), ADIF and Crédit Agricole, among others. BBVA has also participated as active bookrunner in the first euro issue by the Mexican government. BBVA Bancomer has been structuring agent and sole broker in the structured project bond to finance the recovery and modernization of the Monterrey beltway.

In Spain, BBVA once more leads equity brokerage activity on the Spanish stock market, increasing its market share to 13.2% at the close of the first half of 2014.

As a result of its excellent performance, BBVA has obtained top positions in the Thomson Reuters EXTEL equity derivatives survey in Europe, in both the distribution business and research activity.

Other information: Corporate & Investment Banking	45

Annex

Interest rates

(Quarterly averages)

	2014		2013
	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.15	0.25	0.25	0.50	0.50	0.75
Euribor 3 months	0.30	0.30	0.24	0.22	0.21	0.21
Euribor 1 year	0.57	0.56	0.53	0.54	0.51	0.57
USA Federal rates	0.25	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	3.67	3.79	3.85	4.24	4.32	4.72

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates				Average exchange rates
		Δ% on	Δ% on	Δ% on		Δ% on
	30-06-14	30-06-13	31-03-14	31-12-13	1H14	1H13
Mexican peso	17.7123	(3.8)	1.7	2.0	17.9756	(7.1)
U.S. dollar	1.3658	(4.2)	1.0	1.0	1.3705	(3.6)
Argentinean peso	11.1067	(36.7)	(0.6)	(19.1)	10.7219	(38.3)
Chilean peso	751.88	(12.3)	1.0	(3.9)	757.58	(17.7)
Colombian peso	2,570.69	(2.3)	5.4	3.5	2,688.17	(12.1)
Peruvian new sol	3.8133	(4.7)	1.5	1.1	3.8371	(11.4)
Venezuelan bolivar fuerte	14.4774	(43.2)	1.9	(40.1)	14.6340	(52.0)
Turkish lira	2.8969	(13.0)	2.5	2.2	2.9677	(20.6)
Chinese yuan	8.4722	(5.2)	1.2	(1.5)	8.4513	(2.7)

Recurrent economic profit by business area

(January-June 2014. Million euros)

	Adjusted net attributable profit	Economic profit (EP)
Banking activity in Spain	666	260
Real-estate activity in Spain	27	(15)
The United States	132	25
Eurasia	332	123
Mexico	1,008	739
South America	343	131
Corporate Center	(508)	(534)
BBVA Group	1,998	729

46	Annex

Conciliation of the BBVA Group’s financial statements

Below is presented the conciliation of the Group’s financial statements with the Garanti Group using the equity method versus consolidation in proportion to the percentage of the BBVA Group’s stake in the Turkish entity. In terms of reporting to the market, this consolidation method is deemed better for evaluating the nature and financial effects of the Garanti Group’s business activities, consistent with the information from previous periods, and more coherent in its effects on capital adequacy.

Moreover, in 2013 the corporate operations heading includes the results from the Group’s pension business in Latin America and the capital gains from the sale of the various companies, the capital gain from the disposal of BBVA Panama, the capital gain generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain and the effects of the conclusion of the agreement with the CITIC group.

Consolidated income statement BBVA Group

(Million euros)

	Garanti Group consolidated in
	proportion to the percentage of the
	Group’s stake and with the heading		Garanti Group consolidated using
	“Results from corporate operations”		the equity method
	1H14	1H13	1H14	1H13
Net interest income	7,038	7,302	6,724	6,899
Net fees and commissions	2,086	2,178	1,992	2,081
Net trading income	1,176	1,349	1,151	1,309
Dividend income	371	195	370	65
Income by the equity method	1	10	155	407
Other operating income and expenses	(305)	(146)	(310)	(157)
Gross income	10,368	10,889	10,082	10,604
Operating expenses	(5,275)	(5,572)	(5,090)	(5,368)
Personnel expenses	(2,734)	(2,912)	(2,638)	(2,808)
General and administrative expenses	(1,976)	(2,105)	(1,905)	(2,025)
Depreciation and amortization	(565)	(555)	(548)	(535)
Operating income	5,093	5,317	4,992	5,236
Impairment on financial assets (net)	(2,177)	(2,712)	(2,126)	(2,635)
Provisions (net)	(443)	(297)	(433)	(273)
Other gains (losses)	(365)	(460)	(365)	170
Income before tax	2,109	1,848	2,067	2,498
Income tax	(566)	(466)	(524)	(601)
Net income from ongoing operations	1,544	1,382	1,544	1,897
Net income from discontinued operations	—	—	—	1,393
Results from corporate operations	—	1,908	—	—
Net income	1,544	3,290	1,544	3,290
Non-controlling interests	(215)	(408)	(215)	(408)
Net attributable profit	1,328	2,882	1,328	2,882

Conciliation of the BBVA Group’s financial statements	47

Consolidated balance sheet BBVA Group

(Million euros)

	Garanti Group consolidated in
	proportion to the percentage of	Garanti Group consolidated using
	the Group’s stake	the equity method
	30-06-14	30-06-14
Cash and balances with central banks	27,210	25,004
Financial assets held for trading	79,589	79,424
Other financial assets designated at fair value	2,990	2,592
Available-for-sale financial assets	92,316	88,759
Loans and receivables	372,180	359,084
Loans and advances to credit institutions	27,874	26,762
Loans and advances to customers	339,063	327,239
Debt securities	5,243	5,083
Held-to-maturity investments	—	—
Investments in entities accounted for using the equity method	1,339	4,904
Tangible assets	7,466	7,285
Intangible assets	8,219	6,778
Other assets	25,822	25,590
Total assets	617,131	599,420
Financial liabilities held for trading	51,869	51,749
Other financial liabilities at fair value	3,395	2,624
Financial liabilities at amortized cost	486,889	470,424
Deposits from central banks and credit institutions	81,772	77,554
Deposits from customers	320,796	310,442
Debt certificates	62,645	61,506
Subordinated liabilities	13,821	13,797
Other financial liabilities	7,854	7,125
Liabilities under insurance contracts	10,266	10,255
Other liabilities	17,846	17,501
Total liabilities	570,264	552,553
Non-controlling interests	2,048	2,048
Valuation adjustments	(2,146)	(2,146)
Shareholders’ funds	46,965	46,965
Total equity	46,867	46,867
Total equity and liabilities	617,131	599,420
Memorandum item:
Contingent liabilities	35,098	32,157

48	Annex

BBVA INVESTOR RELATIONS

Headquarters

Paseo de la Castellana, 81 – 17th floor

28046 Madrid

SPAIN

Telephone: +34 91 374 65 26

E-mail: bbvainvestorrelations@bbva.com

New York Office

1345 Avenue of the Americas, 44th floor

10105 New York, NY

Telephones: +1 212 728 24 16 / +1 212 728 16 60

London Office

One Canada Square, 44th floor

Canary Wharf, London E14 5AA

Telephone: +44 207 648 7671

Hong Kong Office

Level 95, International Commerce Centre

One Austin Road West, Kowloon,

Hong Kong

Telephone: +852 2582 3229

More information at:

http://shareholdersandinvestors.bbva.com

2014

BBVA

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adelante.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 30, 2014	By: /s/ Ricardo Gómez Barredo
Name: Ricardo Gómez Barredo
Title: Global Head of Group Accounting and Information Management